FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press release dated February 24, 2006, entitled, “Repsol YPF 2005 Net Income Rises 29.2% to a Record EUR3,120 Million.”

2.	Preview of income statement for fourth quarter 2005.

3.	Presentation dated February 24, 2006, entitled, “2005 Full Year Preliminary Results.”

Press Release

Item 1

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 488 100 (34) 913 488 000 Fax (34) 913 142 821 (34) 913 489 494 www.repsolypf.com

Madrid, 24 February 2006

Number of pages: 10

REPSOL YPF 2005 NET INCOME RISES 29.2%

TO A RECORD EUR3,120 MILLION

•	Income growth in all business lines, with 69% increase in Refining

•	Cash flow rises 50.6% to surpass EUR7,000 million

•	Debt is reduced by 16.4%, or by almost EUR900 million

Repsol YPF reported net income in 2005 was up 29.2% year-on-year to a record EUR3,120 million. The performance was the result of growth in all the company’s business lines, producing a 31.5% rise in income from operations to EUR6,161 million.

Cash flow in 2005 rose 50.6% year-on-year, to over EUR7,074 million, confirming both the company’s financial strength and large capacity for cash generation, and permitting a 16.4% cutback in debt.

These results were achieved in a scenario of high crude oil prices, with Brent oil averaging a rise of 42.5% year-on-year, as well as the stability of the dollar versus the euro. The company’s refining margin indicator reached $8.46 per barrel in 2005, 48.2% above the average for 2004.

Press Release

16.4% reduction in debt

Repsol YPF net debt at December 2005 was EUR4,513 million, EUR885 million lower than in December 2004. This reduction came mainly from the strong cash flow generated in the period, which was also sufficient to clearly finance the investments made in the year.

The net debt to capitalisation ratio fell to 18.1%, posting a 6.2 percentage point drop with respect to December 2004.

Investments in 2005 were slightly lower year-on-year, at EUR3,713 million, and went mostly to exploration & production (EUR1,948 million) and refining & marketing (EUR995 million).

BUSINESS AREAS

Exploration & Production: income from operations rises 6%

At EUR3,246 million, income from exploration & production operations in 2005 was 6% higher than the EUR3,062 million posted a year earlier.

This growth was basically driven by the increase in crude oil reference prices and gas selling prices in Trinidad & Tobago and Argentina.

The Repsol YPF liquids realisation price averaged $37.14 (EUR31.37) per barrel versus $30.85 (EUR24.83) per barrel in 2004. The average price of gas was $1.60 per thousand standard cubic feet (tscf), 24% up on the $1.29 per tscf registered in 2004, shored up by higher average retail prices for gas in Trinidad & Tobago and Argentina.

The company’s average oil and gas production in the year, at 1,139,400 boepd, was 2.3% less than in 2004. This decrease was mainly the result of strikes in Argentina (5,700 boepd), scheduled turnovers and operating problems (2,900 boepd), and the effect of high crude oil prices on production sharing contracts (3,600 boepd).

Gas production increased 1.6%, to 608,300 boepd, with enhanced production mostly from Trinidad & Tobago, Bolivia and Venezuela, which offset lower performance from Argentina and Algeria.

Repsol YPF reduced on 26 January proved reserves by 1,254 million barrels of oil equivalent. The negative revisions affected 71% of gas, and are concentrated 52% in Bolivia and 41% in Argentina.

2

Press Release

Investments during 2005 in the exploration & production business area rose 64.4% to EUR1,948 million. Investment in development represented 56.5% of total investment, and was spent mainly in Argentina (64.9%), Trinidad & Tobago (8.9%), Venezuela (8.1%), Bolivia (4.5%), Ecuador (3.9%), Brazil (3%) and Libya (1.7%).

Refining & Marketing: income from operations rises 69%

Income from operations in the refining & marketing area, at EUR2,683 million, was up 69.3% year-on-year.

This considerable rise is mainly attributable to the positive performance of refining margins, which rose 48.2%. Marketing margins were similar year-on-year in Spain, but lower in Argentina.

Total oil product sales increased 5.4% over 2004 levels to 57.9 million tons. Sales in Spain were 1.8% up year-on-year, and in Argentina, Brazil and Bolivia (ABB) rose 4.9%. In the rest of the world, oil product sales showed a 23.7% growth, reaching 8.4 million tons. Sales to our own marketing network were higher in Spain, ABB and the rest of the world.

Turning to the LPG business, total sales reached 3.3 million tons, showing a 3.9% rise from 2004. In Europe there was 2.9% sales growth thanks to larger volumes in Portugal which compensated for a 1.7% drop in Spain. In Latin America, sales were 5.2% higher year-on-year shored up by strong growth in Ecuador (9.4%) and Peru (8.3%).

In 2005, investments in refining & marketing were EUR995 million, and were mainly allotted to current refining projects and the acquisition of LPG assets in Portugal.

Chemicals: income from operations rises 18%

In Chemicals, income from operations improved 17.6% year-on-year to EUR308 million, versus EUR262 million a year earlier. Strong performance here came from wider international margins on our product mix and the income contribution from the Sines complex acquired in Portugal.

Total petrochemical product sales reached 4.64 million tons, 13.3% more than in 2004.

Investments in Chemicals totalled EUR170 million versus EUR292 million in 2004, and were mainly spent on increasing capacity, particularly at the propylene oxide/styrene plant in Tarragona, and in upgrading existing units.

3

Press Release

Gas & Power: income from operations rises 25.5%

Income from Gas & Power operations in 2005 rose 25.5% to EUR389 million, versus the EUR310 million posted in 2004.

There was improvement in gas distribution in Spain and also in Latin America, where performance was boosted by organic operating growth in Mexico, Colombia, and Brazil.

2005 investment in gas & power amounted to EUR457 million versus EUR777 million the year before.

4

Press Release

ANNEX

HIGHLIGHTS

We would like to highlight the following events that have arisen to date, in 2005:

- In February 2005, Repsol YPF entered an agreement with the Dutch company, Basell, to acquire 50% of the latter’s stake in Transformadora de Propileno A.I.E., including a polypropylene plant at the Tarragona Petrochemical Complex, with a 160,000 tons/year capacity, in which Repsol already holds the other 50%. This transaction boosts Repsol YPF’s polypropylene capacity by 15%, thus increasing its presence in the polyolefin business in Europe, and represents another step forward in one of the company’s core strategic lines for growth.

- In Venezuela, last March, Antonio Brufau, Chairman of Repsol YPF, and Rafael Ramírez, Venezuelan Minister of Energy and Mines, entered a series of strategic agreements that will increase our company’s presence in the region. The first of these agreements contemplates the creation of a mixed company between PDVSA (51%) and Repsol YPF (49%), the first of this nature to be set up in Venezuela, that would hold the rights for oil and gas exploration and development in the areas in which operations are currently underway (Mene Grande, Quiriquire and Quiamare- la Ceiba) and in new neighbouring areas.

- Another of the agreements will permit Termobarrancas (a Repsol YPF affiliate in Venezuela) to start up and operate a thermal power generation plant in the state of Barinas. By virtue of this contract, PDVSA will acquire from Repsol YPF electricity blocks of up to 300 megawatts per hour. Early production at this plant began in the last quarter of 2005 with a production of 80 megawatts. The gas to feed the plant is supplied from the fields that Repsol YPF has in the Barrancas area.

- Also in March, Repsol YPF’s Chairman and Chief Executive Officer, Antonio Brufau, and ChevronTexaco’s Chairman and Chief Executive Officer, Dave O’Reilly, signed in Caracas a Letter of Intent proposing to the Ministry of Energy and Petroleum and the national oil company of Venezuela, PDVSA, the joint development of an exploration block in the prolific Orinoco Belt and the construction of a refinery for transformation of the crude oil produced there.

- Repsol YPF and Gas Natural SDG, on 29 April, entered an agreement for the Liquefied Natural Gas (LNG) businesses, including the exploration, production, and liquefaction of natural gas reserves. This agreement will grant both companies access to new markets under more favourable conditions. In the exploration, production, and liquefaction (upstream) area is contemplated an association for the development of new ventures in which Repsol YPF will be operator with a 60% stake in assets, and Gas Natural SDG will hold the remaining 40%.

5

Press Release

- On 7 June, Repsol YPF and Irving Oil Limited entered an agreement to develop the first LNG regasification plant on the east coast of Canada, forming a new company, Canaport LNG, which will construct and operate the terminal to supply markets in the surrounding area, as well as the northeast coast of the United States. The Canaport terminal will initially be capable of putting 10 Bcm per year of LNG on the market. Repsol YPF will supply the natural gas to feed the terminal and hold a contract for 100% of the plant’s regasification capacity. This plant is scheduled to go on stream and distribute natural gas to the market from 2008 onwards, and Repsol YPF will market the regasified LNG mostly in the USA.

- Also in June, Repsol YPF signed a Memorandum of Understanding with Hunt Oil to develop the Peru LNG project. This project consists of a Hunt Oil and SK Corporation joint venture for building and operating a liquefaction plant in Pampa Melchorita (Peru). The plant, expected to be operational in 2009, will produce 4 million tons per year of LNG for sale on the West Coast of the United States and Central America. The Peru LNG project will be fed by natural gas from blocks 88 and 56 of the Camisea field, in which Repsol YPF also has a stake. This MOU also contemplates Repsol YPF taking a stake in Transportadora de Gas del Peru SA (TGP), the company that delivers natural gas from the Camisea area via the trans-Andean pipeline.

- Repsol YPF will invest $130 million in the start-up of the Neptune field, in deep waters of the Gulf of Mexico, in which the company holds a 15% stake. The Neptune field will have a maximum production of 50,000 barrels of oil per day and 50 million cubic feet of gas. The total cost estimated for this development is some $850 million, and its reserves are calculated at between 100 and 150 million barrels of oil equivalent (boe). The field is expected to go into production towards the end of 2007.

- In July, Repsol YPF became one of the main oil and gas producers in the Caribbean on exercising a call option for the purchase from BP of three oil fields and one gas field in Trinidad & Tobago, for a price of $229 million. The three oil fields, Teak, Samaan and Poui, currently produce 20,500 barrels of oil equivalent per day. Investment in the oil fields and the development of the gas field will be around $500 million up to the year 2025.

- Fruit of an agreement with Gas Natural SDG, in August, Repsol-Gas Natural LNG, S.L, a 50-50 joint venture, was set up for the transport, trading and wholesale of LNG. This new company is the third largest in the world in terms of LNG handled, immediately behind KOGAS and Tokyo Electric.

- In November, the company presented a new refining investment programme for the Downstream area. Repsol YPF’s refining strategy in Spain is focused on increasing the distillation and conversion capacity to reduce the deficit in gas oil; adapting the units to future product specifications; encouraging the use of bio-fuels, and improving our performance in energy efficiency, safety and the environment. To this end, the company will inject EUR3,870 million, of which EUR 2,100 million will be earmarked for the Cartagena refinery to increase its refining and conversion capacity, and EUR900 million for the Bilbao refinery to reduce fuel oil production and upgrade product quality, with special emphasis on environmental improvements.

6

Press Release

- At its annual summit in November 2005, the Centre for Financial Stability (CEF in Spanish) declared YPF S.A. to be the company with the highest degree of Corporate Governance in Argentina in 2004. Good corporate governance practices are increasingly valued by the capital markets, and for several years now Repsol YPF has strived to be at the forefront of these practices in all the countries in which it operates.

- In Argentina, Repsol YPF announced a planned investment of $30 million in the construction of a plant in Ensenada (due to begin in 2006) for the production of 100,000 tons of Bio-diesel per year, using cutting-edge technology. This new product is developed via a suitable combination of traditional gasoil and the energy value obtained from vegetable oils (such as soy, rapeseed and sunflower oil, etc).

- Repsol YPF in December put on stream the largest liquefaction plant in the world, with the start of production from the fourth train at the Atlantic LNG plant in Trinidad & Tobago, in which it holds a 22% stake. This plant will have a production capacity of 5.2 million tons per annum of liquefied natural gas.

- The Repsol YPF Board of Directors, on 29 December 2005 and in accordance with a proposal by the Nomination and Compensation Committee, approved the appointment as independent directors of energy experts, Philippe Reichstul and Paulina Beato, who took up the vacancies left several months before by the exit of the two BBVA domanial directors. These appointments are pending ratification at the company’s AGM.

- At that same meeting, the Board of Directors approved payment of a EUR0.30 per share interim dividend against the 2005 financial year, which is a 20% increase year-on-year, effective to shareholders as of 12 January 2006 last.

- Moving on to 2006, in Libya, Repsol YPF made a new discovery of high-quality light crude oil at the NC 186 block in the Murzuq Basin. Tests at the well gave a preliminary production estimate of 2,300 barrels of oil equivalent per day. This discovery, in the Sahara desert, 800 km. south of Tripoli, is near the two latest finds made by Repsol YPF in this same block towards the end of last year, which gave a preliminary production of 2,060 and 4,650 barrels per day, respectively.

- In February, Repsol YPF and West Siberian Resources (WSR) signed a strategic agreement whereby Repsol YPF not only acquires a 10% stake in the latter via a WSR capital increase, involving an investment of nearly $90 million, but will also develop projects in the exploration and production of oil and gas in Russia, where WSR owns exploration assets. This deal strengthens Repsol YPF’s exploration and production (Upstream) business and marks progress in the company’s strategy of geographical diversification. This alliance with WSR also represents a good opportunity to participate in the Russian market with a view to analyzing other projects in the region.

7

Press Release

- Also in February, a memorandum of agreement was signed with the Russian state-owned company, Gazprom, to develop joint ventures in liquefied natural gas. Under this MOU, Repsol YPF will participate in the “Baltic LNG” project for the construction of an LNG plant in Saint Petersburg, producing gas for the American and European markets. Apart from its experience in the LNG business, Repsol YPF contributes in this venture with its regasification capacity, excellent position on the Atlantic markets, and in particular its major role in the Spanish market. The company is opening an office in Moscow to attend to its growing presence in Russia, progress in new projects and take quicker and more efficient advantage of the opportunities offered by the Russian oil industry.

8

Press Release

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – December		Variation %
	2004	2005
Revenues from continuous operations before financial expenses	40,292	51,045	26.7
Income from continuous operations before financial expenses	4,686	6,161	31.5
Financial expenses	624	722	15.7
Income from discontinued operations before tax	—	—	—
Income before tax and income from associates	4,062	5,439	33.9
Income tax	1,627	2,332	43.3
Share in income from companies carried by the equity method	131	117	-10.7
Income for the period	2,566	3,224	25.6
Income attributable to minority interests	152	104	-31.6
NET INCOME	2,414	3,120	29.2

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS OPERATIONS

BEFORE FINANCIAL CHARGES, BY ACTIVITIES

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – December		Variation %
	2004	2005
Exploration & production	3,062	3,246	6.0
Refining & marketing	1,585	2,683	69.3
Chemicals	262	308	17.6
Gas & power	310	389	25.5
Corporate & others	-533	-465	12.8
TOTAL	4,686	6,161	31.5

9

Press Release

REPSOL YPF SUMMARISED INCOME STATEMENT

	January – December		Variation %
	2004	2005
Oil and gas production (Thousand boepd)	1,165.8	1,139.4	-2.3

Sales of oil products (Thousand tons)	54,968	57,940	5.4

Sales of petrochemical products (Thousand tons) (*)	4,104	4,649	13.3

LPG sales (Thousand tons)	3,217	3,343	3.9

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	December 2004	December 2005
Goodwill	3,204	3,773
Other intangible assets	693	1,003
Property, plant & equipment	20,303	23,304
Long term financial instruments	1,347	1,149
Other non-current assets	1,184	1,050
Deferred tax assets	1,099	1,197
Assets held for sale	83	1
Current assets	8,185	11,751
Temporary cash investments and cash on hand and in banks	3,595	3,148

TOTAL ASSETS	39,693	46,376

Total equity	13,230	16,790
Long term provisions	2,029	3,068
Deferred tax liabilities	2,960	3,380
Subsidies and deferred revenues	194	200
Preferred shares	3,386	3,485
Non-current financial debt	7,333	6,236
Financial lease liabilities	551	590
Other non-current debt	873	914
Current financial debt	3,142	2,701
Other current liabilities	5,995	9,012

TOTAL EQUITY AND LIABILITIES	39,693	46,376

10

Item 2 Preview of income statement for fourth quarter 2005

Adjusted operating income up 34% in 2005

Unaudited figures (IFRS)

4Q 2004	3Q 2005	4Q 2005	% Variation 4Q05/4Q04	FOURTH QUARTER 2005 RESULTS	Jan-Dec 2004	Jan-Dec 2005	% Variation 05/04

REPORTED EARNINGS (Million euros)
843	1,759	1,361	61.4	INCOME FROM OPERATIONS	4,686	6,161	31.5
230	950	549	138.7	NET INCOME	2,414	3,120	29.2

PROFORMA INDICATORS (1) (Million euros)
1,339	1,814	1,832	36.8	ADJUSTED OPERATING INCOME	4,989	6,694	34.2
836	951	998	19.4	ADJUSTED NET INCOME	2,954	3,525	19.3

EARNINGS PER SHARE
0.19	0.78	0.45	138.7	Euros per share	1.98	2.56	29.2
0.26	0.94	0.53	103.8	Dollars per share (2)	2.68	3.03	13.1

(1)	Included to facilitate analysis of the company’s operating performance and to optimise comparison of income generated in each period. Please see definition in the note on page 17. The effective corporate tax rate estimated for the period has been applied to adjustments included as non-recurring items.
(2)	EPS in dollars is calculated using end of period euro/dollar exchange rates. Other figures (such as net income or income from operations) expressed in dollars in the note, have been calculated using average exchange rates for the period.

2004 quarterly figures and those for the first three quarters of 2005 have been modified in accordance with the final adjustments to IFRS standards discussed with the auditor. Complete quarterly figures for 2004 and 2005 are included in the attached Annexes I and II.

FOURTH QUARTER 2005 HIGHLIGHTS

•	Net income in the quarter was Eu549 million. Excluding non-recurring items, adjusted net income was Eu998 million, 19.4% higher year-on-year. These quarterly results continue to reflect high crude oil prices and refining margins, and a positive trend in international chemical margins.

•	Income from operations in fourth quarter 2005 was Eu1,361 million. Several non-recurring expenses totalling Eu471 million diminished these results, to give a 36.8% growth in adjusted income from operations. These figures include accounting changes affecting all quarters of 2004 and 2005 for taxes paid in Libya, which increase operating income and corporate taxes by an equal amount. The impact on both captions in fourth quarter 2004 and 2005 was Eu78 million and Eu173 million respectively.

•	Production in the quarter was 1,089,400 boepd, 5.1% less than the year before. Gas production dropped 3.8% year-on-year, mainly in Argentina. On the upside, both Bolivia and Venezuela increased gas production while oil production rose in Libya.

•	Refining margins were flat quarter-on-quarter and considerably higher than in fourth quarter 2004.

•	Repsol YPF on 26 January 2006 announced that, in establishing the amount of proved oil and gas reserves worldwide (as defined by the U.S. Securities and Exchange Commission) to be booked at 31 December 2005, the company has estimated a downward revision of 1,254 million barrels of oil equivalent (boe) with respect to previous evaluations, mainly relating to the reserves at fields in Bolivia, Argentina, and Venezuela

•	The corporate tax rate in 2005 was 42.9%. It is the first time the tax rate calculation includes taxes accrued in Libya. Excluding Libyan taxes and non recurring items, the tax rate would have been 33.8%.

1. BREAKDOWN OF THE CONSOLIDATED INCOME STATEMENT

1.1.- Fourth quarter results

Net income was Eu549 million in the quarter. Excluding non-recurring items, adjusted net income in euros was 19.4% higher year-on-year. Growth expressed in dollars would have been 9.6% due to the appreciation of the U.S. currency.

Income from operations reached Eu1,361 million. Several non-recurring expenses totalling Eu471million diminished these results, with adjusted operating income rising 36.8%. These figures include accounting changes for all quarters in 2004 and 2005 for taxes paid in Libya, which increase operating income and corporate income tax by the same amount. The impact of both captions in fourth quarter 2004 and 2005 was Eu78 and Eu173 million, respectively.

After tax cash flow was Eu2,263 million. Earnings per share were Eu0.45 in fourth quarter 2005 versus Eu0.19 in the same quarter 2004. In order to facilitate comparison with 2005 results, tables stating all quarterly financial information for 2004 and 2005 under IFRS are annexed to this report (Annex I,II). These tables include quaterly figures that have been adjusted to the new accounting of Libyan taxes, as well as other changes in the interpretation of IFRS rules, that have been discussed with the auditors.

Oil prices remained high in this quarter, as in the last, well above the levels registered in fourth quarter 2004 (with Brent oil at $56.90 per barrel versus $44.00 per barrel the year before), but lower than the $61.63 per barrel averaged in third quarter 2005. At $8.99 per barrel, the company’s refining margin indicator in the fourth quarter was 13.5% higher year-on-year and similar quarter-on-quarter.

In marketing, sales margins on fuel in Spain were considerably higher than the average for the year. Margins in Argentina remained at negative levels because it was not possible to pass higher international prices through to retail prices.

In the Chemicals area, international margins were higher than in the previous quarter boosted by wider margins in base chemicals and derivatives in Europe and Latin Amercia and higher sales volumes. Lastly, the gas and power business continued to reflect the good performance of distribution activities in Spain and Latin America, strong earnings growth in power generation in Spain, and the progressive improvement of marketing margins in Spain.

1.2.- 2005 results

Net income in 2005 reached Eu3,120 million versus Eu2,414 million in 2004. Income from operations was 31.5% higher year-on-year. Excluding non-recurring items, operating income would have been 34.2% higher. After- tax cash flow was Eu7,074 million, while earnings per share reached Eu2.56 in 2005 versus Eu1.98 the year before.

Crude oil prices were high throughout the year, with average Brent oil prices up 42.5%, while the average dollar/euro exchange rate remained stable (1,243 in 2005 and 1,242 in 2004). The refining margin indicator jumped 48.2% year-on-year, reaching $8.46 per barrel. Marketing margins in Spain were similar to last year’s levels, while in Argentina these dropped because it was impossible to pass the increase in international quotations through to the end customer.

With respect to the chemical business, international margins on our product mix were very volatile, being particularly strong in first quarter 2005 and weak in the third quarter of the same year. Finally, performance by gas & power was shored up by growth in distribution in Spain and Latin America and the favourable environment for power generation in Spain.

1.3.- Breakdown of new accounting method for taxes in Libya.

The following table is provided to facilitate the comparison of income from operations and taxes, by including the part of quarterly income in 2004 and 2005 that has been recorded under new accounting criteria for taxes in Libya.

There is no effect on the company’s net income as the additional amount recorded as operating income is the same as that added to income tax, so the one item offsets the other.

(Million euros)	1Q04	2Q04	3Q04	4Q04	Total 2004	1Q05	2Q05	3Q05	4Q05	Total 2005
Increase in income from operations	60	79	78	78	295	96	142	183	173	594
Increase in income taxes	60	79	78	78	295	96	142	183	173	594

Net balance	0	0	0	0	0	0	0	0	0	0

2. BREAKDOWN OF RESULTS BY BUSINESS AREA

2.1. EXPLORATION & PRODUCTION

Unaudited figures

4Q 2004	3Q 2005	4Q 2005	% Variation 4Q05/4Q04		Jan-Dec 2004	Jan-Dec 2005	% Variation 05/04
663	1.061	697	5.1	INCOME FROM OPERATIONS (Million euros)	3,062	3,246	6.0
747	1.069	1.045	39.9	ADJUSTED OPERATING INCOME (Million euros)	2,941	3,709	26.1
549.5	527.5	513.5	-6.6	OIL AND LIQUIDS PRODUCTION (Thousand boepd)	567.3	531.1	-6.4
3,362	3,536	3,234	-3.8	GAS PRODUCTION (Million scf/d)	3,360	3,415	1.6
1,148.1	1,157.2	1,089.4	-5.1	TOTAL PRODUCTION (Thousand boepd)	1,165.8	1,139.4	-2.3
292	376	1,017	248.3	INVESTMENTS (Million euros)	1,185	1,948	64.4
99	69	114	15.2	EXPLORATION EXPENSE (Million euros)	291	329	13.1

4Q 2004	3Q 2005	4Q 2005	% Variation 4T05/4T04	REALISATION PRICES	Jan-Dec 2004	Jan-Dec 2005	% Variation 05/04
44.00	61.63	56.90	29.3	Brent ($/Bbl)	38.27	54.52	42.5
48.40	63.31	60.02	24.0	WTI ($/Bbl)	41.50	56.71	36.7
33.87	42.50	39.88	17.7	LIQUIDS ($/Bbl)	30.85	37.14	20.4
1.52	1.55	2.02	32.9	GAS ($/kscf)	1.29	1.60	24.0

1,000 M scf/d = 28.32 M m3/d = 17.809 Mboepd

Income from operations in the fourth quarter 2005 was Eu697 million, reflecting Eu348 million in non-recurring expenses including provisions recorded for the “ship-or-pay” obligation on the heavy crude pipeline in Ecuador and provisions and write-offs for certain fields in Latin America. These results also include the aforementioned tax reclassification in Libya, which produced an increase of Eu173 million in fourth quarter 2005 and Eu78 million in the same quarter 2004.

Excluding non-recurring items, adjusted operating income in fourth quarter 2005 was 39.9% up on the 2004 equivalent. Enhanced performance in this area was the outcome of a year-on-year rise in crude oil reference prices, higher gas realisation prices in Trinidad & Tobago and, in Argentina, the price increases scheduled by the Argentine Government between May 2004 and July 2005.

On the downside, higher tax levies on exports in Argentina had an adverse impact on domestic prices for intra-group sales and sales to other operators.

Repsol YPF liquids realisation prices averaged $39.88 per barrel in the fourth quarter 2005 versus $33.87 per barrel a year earlier and $42.5 per barrel in third quarter 2005. The wider year-on-year differential in crude oil reference prices was due to the aforementioned higher discount on sales in Argentina.

The average price of gas in the quarter was $2.02 per thousand cubic feet, up 32.9% year-on-year, mainly driven by higher average gas selling prices in Trinidad & Tobago and Argentina, where the average reached $1.62 per kscf in this quarter, 27% more than in fourth quarter 2004.

At 1,089,400 boepd, total production in fourth quarter 2005 was 5.1% down year-on-year, mainly curtailed by a drop in gas production in Argentina during the quarter because of lower gas consumption, and a fall in liquids production. The acquisition in Trinidad & Tobago (TSP) became effective as of 1 November, whereas that of Camisea in Peru did not take effect until 13 December.

Crude oil and liquids production in the quarter was 513,500 bpd, 6.5% lower year-on-year. Output in ABB (Argentina-Bolivia-Brazil) reached 379,800 bpd, falling 8.4% because of a 9.3% drop in Argentina (where production was not only curtailed by the natural decline in fields, but also by an 8,600 bpd cutback from a labour strike); whereas in Bolivia there was a 4.7% rise. Production in the rest of the world was 133,700 bpd, falling 1.0% through lower production in Trinidad & Tobago, as in Dubai, Spain, Venezuela, Colombia and Algeria (in the latter, caused by the impact of PSC contracts). This drop was partially offset by production growth in Libya (+21.6%) and Ecuador.

Gas production was 3,234 Mscf/d (575,900 boepd), 3.8% down year-on-year, falling mainly in Argentina, (10.2%), and in Algeria, here again through the effect of PSC contracts. By contrast, production in Bolivia reached 545 Mscfd (97,000 boepd), with exports to Brazil and Argentina rising 9.9%, while production in Venezuela was up 3.1% to 323 Mscf/d (57,500 boepd) boosted by the production start-up at the Barrancas block towards the end of September.

Seven new discoveries were confirmed in Libya and Argentina in this fourth quarter.

2005 results

Income from operations in 2005 was Eu3.246 million. Adjusted operating income was Eu3,709 million, 26.1% up year-on-year.

Operating income growth was driven by the same factors as those mentioned above for the quarter, with higher export taxes for crude oil, gas, and products throughout the year, while tax increases in 2004 were implemented in May and August. These factors boosted the average realisation price for liquids to $37.14 per barrel in comparison to $30.85 per barrel in 2004, and the average gas price in Argentina by 24.3% to $1.34 per kscf versus $1.07 per kscf in the previous year.

Average production in 2005 was 1,139,400 boepd, 2.3% down year-on-year. The adverse impact of high crude oil prices on PSC contracts was 3,600 boepd; labour strikes in Argentina caused a cutback of 5,700 boepd; and the production loss in Trinidad & Tobago amounted to 2,900 boepd as a result of scheduled turnarounds and operating problems in the third quarter.

At 531,100 bpd, liquids production dropped 6.4% year-on-year, falling mainly in Argentina, Trinidad & Tobago, Dubai, Spain, Venezuela, and Algeria (because of the aforementioned PSC contracts), while liquids production increased in Libya (+17.9%), Bolivia, and Ecuador.

Gas production was 1.6% higher than in 2004, reaching 3,415, Mscf/d (equivalent to 608,300 boepd), with enhanced performance mainly in Bolivia, Trinidad & Tobago and Venezuela offsetting the 5.0% production drop in Argentina and Algeria (again through the effect of PSC contracts).

In 2005, proved reserves were reduced by 1,254 million barrels of oil equivalent (boe) following the previously mentioned revision. 71% of revisions were gas, and are concentrated 52% in Bolivia and 41% in Argentina.

The main fields affected by these negative revisions are the Sabalo, San Alberto, Yapacani, Víbora, Sirari, and Rio Grande fields in Bolivia, and the Loma La Lata, Chihuido de la Sierra Negra, Ramos, and Aguada Toledo fields in Argentina.

Discoveries and extensions, together with improved recovery techniques, produced an additional 46.8 million boe, while reserves purchases and sales contributed 25.2 million boe. As a result of revisions, additions, and production in the year, reserves at the end of 2005 stood at 3,327 million boe. See the discussion under “Highlights” in Section 5 below for more information regarding the recent reserves revision.

Fourth quarter investments in the Exploration & Production area amounted to Eu1,017 million, 248.3% above fourth quarter 2004. This sharp increase originated in the completion of the company’s asset purchase in Peru and Trinidad & Tobago, the purchase of mining acreage in Brazil and Venezuela, and higher investments in development. Investments in development represented 38% of total investment in the quarter, spent mostly in Argentina (76%), Trinidad & Tobago (12%), Venezuela (12%), Bolivia (6%), and Ecuador (6%).

2005 investments in this area totalled Eu1,948 million, and were 64.4% higher year-on-year.

2.2. REFINING & MARKETING

Unaudited figures

4Q 2004	3Q 2005	4Q 2005	% Variation 4Q05/4Q04		Jan-Dec 2004	Jan-Dec 2005	% Variation 05/04
394	739	590	49.7	INCOME FROM OPERATIONS (Million euros)	1,585	2,683	69.3
492	740	670	36.2	ADJUSTED OPERATING INCOME (Million euros)	1,655	2,726	64.7
19	16	65	242.1	LPG ADJUSTED OPERATING INCOME (Million euros)	161	158	-1.9
14,392	14,233	15,258	6.0	OIL PRODUCT SALES (Thousand tons)	54,968	57,940	5.4
816	709	895	9.7	LPG SALES (Thousand tons)	3,217	3,343	3.9
712	246	290	-59.3	INVESTMENTS (Million euros)	1,311	995	-24.1

4Q 2004	3Q 2005	4Q 2005	% Variation 4Q05/4Q4	REFINING MARGIN INDICATORS ($/bbl)	Jan-Dec 2004	Jan-Dec 2005	% Variation 05/04
8.09	7.32	7.11	-12.1	Spain	5.64	7.18	27.3
9.08	14.93	13.69	50.8	ABB	7.27	12.68	74.4
7.92	8.96	8.99	13.5	Repsol YPF	5.71	8.46	48.2

Income from operations in fourth quarter 2005 jumped 49.7% year-on-year to Eu590 million. These results include non-recurrent losses totalling Eu80 million from asset impairment in Latin America. Excluding these special items, adjusted operating income was up 36.2%.

Enhanced income in this area is mainly due to the strong performance of refining margins, particularly in the wake of the Gulf of Mexico hurricanes. An important factor influencing this area in Argentina is the higher discount on international prices applied to internal oil sales, which only partially offset the impact of the price freeze on product sales.

The company’s refining margin indicator was $8.99 per barrel against $7.92 per barrel in the same quarter 2004, and was the consequence of continued wide spreads between light and heavy crude oil, as well as between crude oil and gas oil. The distillation level in the fourth quarter was higher than in the same quarter the year before. In Spain, the distillation level was 9.0 Mtoe, clearly higher than in the first half when there were several maintenance shutdowns.

Total oil product sales in fourth quarter 2005 were 6.0% up year-on-year.

In Spain, light product sales to our own marketing network in the fourth quarter were similar to those for the same quarter 2004. Gasoline and diesel margins at service stations were slightly down on fourth quarter 2004, although it should be noted that this was the highest reference for that year.

In ABB, sales to our own network were up 20.1% year-on-year on the back of demand recovery in the region and the need to meet domestic market demand. Marketing margins were lower in Argentina since international price increases could not be passed on to retail prices.

LPG sales in Spain were 2.7% up year-on-year. Unit margins were 4% higher than in fourth quarter 2004. Sales in Latin America rose 11.9% year-on-year boosted by strong growth in Peru (+36.0%), Ecuador (+7.5%), and Argentina (+6.9%), coupled with good performance in other countries.

2005 results

Income from operations in 2005 jumped 69.3% year-on-year to Eu2,683 million, in comparison to Eu1,585 million in 2004, largely bolstered by excellent refining margins. Adjusted operating income was 64.7% up on the previous year.

Marketing margins in Spain were similar year-on-year, but much lower in Argentina.

Total oil product sales rose 5.4% to 57.9 million tons. In Spain and ABB, sales to our own network were higher while exports fell back. In the Rest of the World, the incorporation of Shell’s business in Portugal to Repsol YPF operations boosted sales growth.

At 2,071 thousand tons, LPG sales in Europe were 2.9% higher year-on-year. This figure includes sales from the assets acquired from Shell in Portugal, compensating for the 1.7% sales drop in Spain. The margin on bottled LPG in Spain fell 12.4% against 2004 levels because of the pricing lag between benchmark quotations used to calculate the maximum price and actual international quotations in this period. Sales in Latin America were up 5.2% year-on-year thanks to strong growth in Ecuador (+9.4%) and Peru (+8.3%) where natural gas has entered the capital, Lima, coupled with good performance in other countries. Retail margins were higher in all countries.

Investments in the Refining & Marketing area in 2005 amounted to Eu995 million, mainly allotted to current refining projects. Expenditures in fourth quarter 2005 were Eu290 million, 59.3% lower than in the same period a year ago which included asset acquisitions in Portugal.

2.3. CHEMICALS

Unaudited figures

4Q 2004	3Q 2005	4Q 2005	% Variation 4Q05/4Q04		Jan-Dec 2004	Jan-Dec 2005	% Variation 05/04
71	23	43	-39.4	INCOME FROM OPERATIONS (Million euros)	262	308	17.6
89	28	50	-43.8	ADJUSTED OPERATING INCOME (Million euros)	283	260	-8.1
1,034	1,228	1,245	20.4	CHEMICAL PRODUCT SALES (Thousand tons)	4,104	4,649	13.3
238	73	52	-78.2	INVESTMENTS (Million euros)	292	170	-41.8

4Q 2004	3Q 2005	4Q 2005	% Variation 4Q05/4Q04	INTERNATIONAL MARGIN INDICATORS	Jan-Dec 2004	Jan-Dec 2005	% Variation 05/04
536	257	533	-0.6	Cracker (Euros per ton)	453	483	6.6
362	350	383	5.8	Derivatives Europe (*) (Euros per ton)	306	354	15.7
238	247	262	10.1	Derivatives Latin America (US$ per ton)	206	256	24.3

These indicators represent feedstock margins based on international petrochemical product prices on reference markets, incorporating the main products in the Repsol YPF chemical product mix, and weighted according to the nominal capacity of production plants.

(*)	The 2004 margin on derivatives in Europe has been corrected to reflect the impact on capacity resulting from the Sines acquisition.

Fourth quarter 2005 income from operations was Eu43 million versus Eu71 million in the same quarter a year earlier, and Eu23 million in third quarter 2005. Excluding non-recurring items, adjusted operating income was down 43.8% against fourth quarter 2004 and up 78.6% on third quarter 2005.

Despite sales growth and higher international derivative margins in Europe and Latin America, income was lower year-on-year because of an unfavourable sales mix and steep energy prices. Enhanced quarter-on-quarter performance was mainly driven by higher international margins on base chemicals and sales growth.

Base chemical margins were wider because the price of ethylene and propylene contracts are fixed on a quarterly basis and the last revision registered the sustained rise in naphtha prices in the third quarter.

At 1,245 thousand tons, fourth quarter petrochemical product sales were 20% up year-on-year, including in 2005 a full quarter’s sales from the Sines Complex as opposed to just one month’s sales in 2004, and a rise in fertilizer sales owing to the late arrival of the high season. Sales were also higher quarter-on-quarter despite the drop in polyolefin and intermediate product sales caused by the seasonal year-end effect, due to the maintenance shutdown at the methanol plant in the third quarter. There was also a scheduled maintenance shutdown at the styrene monomer/propylene oxide and derivative plant in Tarragona during this quarter.

2005 results

Income from operations as at 31 December 2005 was Eu308 million, 17.6% up year-on-year, bolstered by higher international margins on our product mix, income from the Sines Complex acquisition, and the positive impact of the PBB Polisur stake disposal.

At 4,649 thousand tons, petrochemical product sales posted 13.3% year-on-year growth thanks to the acquisition of the Sines Complex and 50% of TDP.

Fourth quarter investments in Chemicals were Eu52 million, 78.2% down year-on-year. Investments in 2005 totalled Eu170 million, 41.8% lower than in 2004 when results included the Sines Complex (Portugal) acquisition. Investments in 2005 were employed for increasing capacity and upgrading existing units.

2.4. GAS & POWER

Unaudited figures

4Q 2004	3Q 2005	4Q 2005	% Variation 4Q05/4Q04		Jan-Dec 2004	Jan-Dec 2005	% Variation 05/04
89	94	99	11.2	INCOME FROM OPERATIONS (Million euros)	310	389	25.5
70	94	76	8.6	ADJUSTED OPERATING INCOME (Million euros)	272	316	16.2
113	80	120	6.2	INVESTMENTS (Million euros)	777	457	-41.2

Income from operations in fourth quarter 2005 was Eu99 million versus Eu89 million posted in the same period 2004.

Income growth from gas distribution in Spain was in line with the increase in the regulated remuneration scheme for the financial year 2005.

In Latin America, enhanced earnings in distribution were mainly driven by the organic growth of activities throughout the region.

The power business in Spain benefited from good performance by power generation thanks to high pool prices, the higher volumes of electricity generated following the start-up of the Arrubal power station, and the contribution from eolic power. Furthermore, the Cartagena CCGT has been synchronised to the central grid in this fourth quarter, producing an additional 1,200 MW of power. On the downside, earnings from the sale of electricity continue to be penalised by the reference price for this activity, the regulated tariff, which implicitly incorporates a considerably lower pool price than that prevailing during the period.

2005 results

Income from operations in 2005 totalled Eu389 million versus Eu310 million a year earlier.

In 2005, investments in Gas & Power totalled Eu457 million, and were much lower than in 2004, when figures reflected the acquisition of Gas Natural SDG shares in the first quarter.

2.5. CORPORATE AND OTHERS

This caption, reflecting corporate overheads and activities not attributable to operating areas, recorded an expense of Eu68 million in the fourth quarter 2005. This amount includes several non-recurring items totalling Eu59 million, including extraordinary insurance contributions in the wake of hurricanes Katrina and Rita.

Excluding non-recurring items, the expense in this fourth quarter was Eu9 million against Eu59 million a year earlier. For the whole year, this caption showed an expense of Eu465 million versus Eu533 million in 2004. Excluding non-recurring items, this caption recorded an expense of Eu317 million in 2005 as against Eu162 million in 2004.

3. FINANCIAL INCOME/CHARGES, DEBT, AND INVESTMENTS

Unaudited figures

4Q 2004	3Q 2005	4Q 2005	% Variation 4T05/4T04	BREAKDOWN OF NET DEBT (Million euros)	Jan-Dec 2004	Jan-Dec 2005	% Variation 05/04
6,047	5,108	5,343	-11.6	NET DEBT AT THE START OF THE PERIOD	5,492	5,398	-1.7
-1,420	-1,789	-2,263	59.4	CASH FLOW AFTER TAX	-4,697	-7,074	50.6
1,417	806	1,544	9.0	INVESTMENTS	3,747	3,713	-0.9
-100	-123	-199	99.0	DIVESTMENTS	-261	-581	122.6
20	308	28	40.0	DIVIDENDS	535	681	27.3
-539	18	53	—	TRANSLATION DIFFERENCES (1)	-404	813	—
-27	1,015	7	—	VARIATION IN WORKING CAPITAL AND OTHER MOVEMENTS	986	1,563	58.5
5,398	5,343	4,513	-16.4	NET DEBT AT THE CLOSE OF THE PERIOD	5,398	4,513	-16.4
8,784	8,812	7,998	-8.9	NET DEBT + PREFERRED SHARES AT THE CLOSE OF THE PERIOD	8,784	7,998	-8.9

Debt ratio

22,208	25,352	24,988	12.5	TOTAL CAPITALISATION (Million euros)	22,208	24,988	12.5
24.3	21.1	18.1	-25.5	NET DEBT/ TOTAL CAPITALISATION (%)	24.3	18.1	-25.5
39.6	34.8	32.0	-19.2	NET DEBT + PREFERRED SHARES / TOTAL CAPITALISATION (%)	39.6	32.0	-19.2

(1)	At 31 December 2004, 1 euro = 1.354 dollars; at 30 September 2005, 1 euro = 1.204 dollars, and at 31 December 2005, 1 euro = 1.184 dollars.

The company’s net debt at the end of fourth quarter 2005 totalled Eu4,513 million, Eu830 million less than in 30 September 2005 and Eu885 less than at the start of the year. The high cash flow generated, 59.4% up year-on-year, easily financed all investments in this period and enabled this considerable debt reduction.

The net debt-to-capitalisation ratio stood at 18.1%, falling more than 3 percentage points since September 2005. Including preferred shares, this ratio went from 39.6% in December 2004 to 32.0% in December 2005.

Financial charges in fourth quarter 2005 were Eu258 million versus Eu88 million in the third quarter. This rise in financial expenses was mainly the outcome of larger interest accretion to provisions and the impact of marked-to-market financial derivatives, which in third quarter had made a significant revenue contribution. Although average net debt in 2005 was Eu939 million less than in 2004, net interest expense was up Eu15 million because of higher interest rates on floating rate debt.

Unaudited figures

4Q 2004	3Q 2005	4Q 2005	% Variation 4Q05/4Q04	FINANCIAL EXPENSES (Million euros)	Jan-Dec 2004	Jan-Dec 2005	% Variation 05/04
101	94	95	-5.9	NET INTEREST EXPENSE	379	394	4.0
44	45	45	2.3	DIVIDENDS PAID ON PREFERRED SHARES	178	179	0.6
-4	-5	-4	0	CAPITALISED INTEREST	-17	-19	11.8
-18	-36	13	—	MARKET VALUATION OF FINANCIAL DERIVATIVES	-20	-25	25.0
129	16	73	-43.4	INTEREST ACCRETION TO PROVISIONS	159	133	-16.4
-75	-46	20	—	EXCHANGE RATE LOSSES/(GAINS)	-94	6	—
-8	20	16	—	OTHER FINANCIAL INCOME (EXPENSES)	39	54	38.5
169	88	258	52.7	TOTAL	624	722	15.7

4. OTHER CAPTIONS ON THE PROFIT AND LOSS ACCOUNT

4.1. TAXES

The corporate tax rate in 2005 was 42.9%. Taxes accrued in 2005 totalled Eu2,332 million.

For the first time, taxes accrued on the oil and gas exploration and production activities conducted in Libya were considered in the tax calculation (Eu594 million). If taxes in Libya had not been included in this calculation, the Group’s effective tax rate would have been 35.9%.

The variation in this rate (35.9% without the Libyan tax) with respect to initial estimates for 2005 (34%) was due to the tax impact of non-recurring losses recorded in this last quarter mainly as a result of provisions for tax contingencies.

Please find below a comparison of this year’s tax rate with that of 2004, including a breakdown of the effect caused by the incorporation of Libyan tax:

	2005	2004
Effective rate without Libya	35.9%	35.3%
Effective rate with Libya	42.9%	40.0%

The effective tax rate levied exclusively on recurring income for the year was 40.3% (33.8% if Libya is not included).

The tax rate for fourth quarter 2005 was 52.6%. This rate is exceptional and the result of accumulating the Libyan tax regularisation in this quarter and the booking of non-recurring losses.

4.2. EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

Unaudited figures

4Q 2004	3Q 2005	4Q 2005	% Variation 4Q05/4Q04	BREAKDOWN OF UNCONSOLIDATED AFFILIATES (Million euros)	Jan-Dec 2004	Jan-Dec 2005	% Variation 05/04
8	8	21	162.5	E&P	43	61	41.8
5	8	19	280	R&M	22	43	95.5
26	2	0	-100	CHEMICALS	49	3	-93,8
4	3	0	-100	G&P	17	10	-41.2
43	21	40	-7	TOTAL	131	117	-10.1

Fourth quarter income from equity-accounted companies totalled Eu40 million versus Eu43 million in the same quarter 2004. Fourth quarter 2005 earnings include income from the companies Atlantic LNG and CLH for an amount of Eu22 million and Eu13 million respectively.

In 2005, equity on earnings of unconsolidated affiliates totalled Eu117 million versus Eu131 million a year earlier, mainly because of the non-inclusion of PBB Polisur.

4.3. MINORITY INTERESTS

Minority interests in fourth quarter 2005 totalled Eu14 million, less than in the same period 2004 (Eu25 million).

At Eu104 million, minority interests in 2005 were the same as in 2004, Eu48 million down on 2004 results. The difference in this caption relates to lower results in Andina offset by higher results form Petronor and Refeneria La Pampilla SA

5. HIGHLIGHTS

We would like to highlight the following events that have arisen since our last quarterly report:

5.1.- RESERVES REVISION

At the end of January 2006, Repsol YPF announced a downward reserves revision of 1,254 million barrels of oil equivalent (boe). The largest part of these revisions, 659 million boe (52%), is related to adjustments made in Bolivia where our situation has been seriously affected by the uncertainties surrounding the application of the new Hydrocarbon Law; 509 million boe (41%) are the result of revisions in Argentina, which are mainly due to greater knowledge of the fields; and 86 million boe for the rest of the world, where Venezuela represents nearly two thirds.

As announced in the official notice relating to this reserves revision, the Audit and Control Committee has hired the independent law firm, King & Spalding, to conduct an independent review of the circumstances relating to the measure.

5.2.- OTHER HIGHLIGHTS

In Exploration & Production, in November, Repsol YPF made a new discovery of light crude oil in block NC 186 in the Murzuq Basin, Libya. Tests at the well gave a production estimate of 4,650 barrels per day of natural flow. This discovery followed a previous find announced in October, 16 km. to the Northeast, which gave a preliminary production of 2,060 barrels per day. The consortium led by Repsol YPF has made five other discoveries in this same block, with a preliminary estimate of 500 million barrels of light crude in reserves. Production has started at two of these discoveries, reaching 48,000 barrels of oil per day (bopd).

Repsol YPF and Energía Argentina S.A (ENARSA), on 12 January 2006, signed two agreements for the exploration and development of oil and gas at the Argentine continental rig.

The first of these strategic agreement covers a period of ten years, this agreement embraces all the areas and/or blocks 100% owned by Repsol YPF or ENARSA, located offshore from Argentina in three zones of interest on the continental shelf (stretching from the Uruguay border to the Falkland Islands), the Gulf of San Jorge and the Austral Basin. It is stated in the agreement that Repsol YPF and ENARSA are prepared to collaborate in the exploration and eventual development of the Argentine continental rig.

The second agreement establishes the creation of a consortium between ENARSA, Repsol YPF and other international companies to carry out oil and gas exploration and development activities in the Colorado Marine Basin, located in Argentinean waters. Repsol YPF will be operator of this area, with a 35% stake, accompanied by ENARSA (35%), and seconded by Petrobras (25%) and Petrouruguay (5%). Under this contract, ENARSA will contribute 2 areas, while Repsol YPF and Petrouruguay supply the rest. The agreement stipulates that Repsol YPF and the other international companies will fully cover the investment required for the exploration stage, estimated at between $40 and $100 million.

In the Caribbean, on 16 December, the largest gas liquefaction plant in the world went on stream with the start-up of the fourth train of the Atlantic LNG project in Trinidad & Tobago, in which Repsol YPF holds a 22% stake. This plant has a production capacity of 5.2 million tons per annum of liquefied natural gas (LNG).

Repsol YPF and West Siberian Resources (WSR) signed on 6 February a strategic agreement whereby Repsol YPF acquired a 10% stake in the latter, via a WSR capital increase, involving an investment of nearly $90 million, and thus shares in the development of oil and gas exploration and production projects in Russia, where WSR owns exploration assets. The deal will strengthen Repsol YPF’s upstream business, and is in line with the company’s strategy of geographical diversification. This alliance with WSR also provides Repsol YPF with an excellent opportunity to participate in the Russian market with a view to analysing other projects in the region.

In the Refining & Marketing Area, on 17 November, the company presented a new refining investment programme for the Downstream area. Repsol YPF’s refining strategy in Spain is focused on increasing the distillation and conversion capacity adapting the units to future product specifications; encouraging the use of bio-fuels, and improving our performance in energy efficiency, safety and the environment. Within this framework, the company plans to invest Eu3,870 million. Main investments will be earmarked for the Cartagena refinery to increase refining and conversion capacity, and in the Bilbao refinery to reduce fuel oil production and upgrade product quality, with special emphasis on environmental improvements.

Repsol YPF announced on 9 December last an investment of $30 million in the construction of a plant in Ensenada (Argentina) for the production of some 100,000 tons of Bio-diesel per year, using cutting-edge technology. Building is due to begin in 2006. This new product is developed via a suitable combination of traditional gasoil and the energy value obtained from vegetable oils (such as soy, rapeseed and sunflower oil, etc).

At its annual summit on 7 November 2005, the Centre for Financial Stability (CEF in Spanish) declared YPF S.A. to be the company with the highest degree of Corporate Governance in Argentina in 2004. Good corporate governance practices are increasingly valued by the capital markets, and for years now Repsol YPF has strived to be at the forefront of these practices in all the countries in which it operates.

The Repsol YPF Board of Directors, on 29 December 2005 and in accordance with a proposal by the Nomination and Compensation Committee, approved the appointment as independent directors of energy experts, Philippe Reichstul and Paulina Beato, who took up the vacancies left several months before by the exit of the two domanial directors proposed by BBVA. These appointments are pending ratification at the company’s AGM. Additionally, the Board of Directors approved payment of an Eu0.30 per share interim dividend against the 2005 financial year, which is a 20% increase year-on-year, effective to shareholders as of 12 January 2006 last.

Madrid, 24 February 2006

Investor Relations

Spain

Pº Castellana 278-280

28046 Madrid (Spain)

Tel. 34 913 48 55 48

Fax. 34 913 48 87 77

Website: www.repsolypf.com

United States

1330 Lake Robbins Drive. Suites 300/400.

The Woodlands, TX 77380 (USA)

Tel. 281 681 7242

Fax. 281 681 7271

E-mail: INVERSORES@repsolypf.com

DISCLAIMER

This presentation contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewable businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorization of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. For a further discussion of the factors that could affect our future results, see “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended December 31st, 2004 on file with the US Securities Exchange Commission.

In particular, this announcement also contains statements regarding revisions to previous estimates of the proved oil and gas reserves of Repsol YPF and the estimated financial impact of these revisions. These revisions are being made in connection with the estimation of proved reserves at December 31, 2005. In addition, the audit committee of Repsol YPF is conducting an independent review of the circumstances regarding these revisions. The estimation of proved reserves involves complex judgments, including judgments about expected economic, technical and other operating conditions, and are subject to a variety of factors, many of which are beyond Repsol YPF´s control. These factors include but are not limited to changes in oil and gas prices, geological and operating data derived from exploration and production activities, technological developments, budgeting, investment and other financial decisions that we and other oil and gas companies may make, political events generally, changes in the applicable political, legal, regulatory and tax environments in which we operate, environmental risks, project delay or advancement, and technical factors associated with the exploration and production of hydrocarbons. In addition, the statements contained in this announcement or prior dates may be revised in light of the results of the independent review being conducted by the audit committee.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

TABLES

4TH QUARTER 2005 RESULTS

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	4Q04	3Q05	4Q05	2004	2005
EBITDA (1)	1,930	2,498	2,475	7,297	9,139
Income from continuous operations before financial expenses	843	1,759	1,361	4,686	6,161
Financial expenses	(169)	(88)	(258)	(624)	(722)
Income of discontinued operations before tax	—	—	—		—
Income before income tax and income of associates	674	1,671	1,103	4,062	5,439
Income tax	(462)	(689)	(580)	(1,627)	(2,332)
Share in income of companies carried by the equity method	43	21	40	131	117
Income for the period	255	1,003	563	2,566	3,224

ATTRIBUTABLE TO:

Minority interests	25	53	14	152	104

EQUITY HOLDERS OF THE PARENT	230	950	549	2,414	3,120

NET CASH FLOW (2)	1,420	1,789	2,263	4,697	7,074

Earnings per share accrued by parent company (*)
* Euros/share	0.19	0.78	0.45	1.98	2.56
* $/ADR	0.26	0.94	0.53	2.68	3.03

Net cash flow per share (*)
* Euros/share	1.16	1.47	1.85	3.85	5.79
* $/ADR	1.57	1.76	2.20	5.21	6.86

(*)	Repsol YPF, S.A: share capital is represented by 1,220,863,463 shares
(1)	EBITDA: (Earnings plus amortizations plus/minus other revenue/expenses that do not generate cash variations and which are included in income from operations, excluding income on sale of non-current assets).
(2)	Net generated cash flow (Corresponds to EBITDA plus dividends collected on minority interests minus interests and taxes paid)

Dollar/euro exchange rate at date of closure of each quarter 1.3540 dollars per euro in 4Q04

1.2059 dollars per euro in 2Q05

1.2043 dollars per euro in 3Q05

1.1842 dollars per euro in 4Q05

BREAKDOWN OF REPSOL YPF ADJUSTED RESULTS TO NON RECURRING ITEMS (*)

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	4Q 2005			JANUARY - DECEMBER 2005
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,361	471	1,832	6,161	533	6,694
Exploration & Production	697	348	1,045	3,246	463	3,709
Refining & Marketing	590	80	670	2,683	43	2,726
Chemicals	43	7	50	308	(48)	260
Natural gas & Power	99	(23)	76	389	(73)	316
Corporate & others	(68)	59	(9)	(465)	148	(317)
Financial expenses	(258)	70	(188)	(722)	(9)	(731)
Income of discontinued operations before tax	—	—	—	—	—	—
Income before income tax and income of associates	1,103	541	1,644	5,439	524	5,963
Income tax	(580)	(80)	(660)	(2,332)	(74)	(2,406)
Share in income of companies carried by the equity method	40	—	40	117	—	117
Income for the period	563	461	1,024	3,224	450	3,674
ATTRIBUTABLE TO:
Minority interests	14	12	26	104	45	149

EQUITY HOLDERS OF THE PARENT	549	449	998	3,120	405	3,525

	3Q 2005			JANUARY-SEPTEMBER 2005
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,759	55	1,814	4,800	62	4,862
Exploration & Production	1,061	8	1,069	2,549	115	2,664
Refining & Marketing	739	1	740	2,093	(37)	2,056
Chemicals	23	5	28	265	(55)	210
Natural gas & Power	94	—	94	290	(50)	240
Corporate & others	(158)	41	(117)	(397)	89	(308)
Financial expenses	(88)	(56)	(144)	(464)	(79)	(543)
Income of discontinued operations before tax	—		—	—	—	—
Income before income tax and income of associates	1,671	(1)	1,670	4,336	(17)	4,319
Income tax	(689)	(1)	(690)	(1,752)	6	(1,746)
Share in income of companies carried by the equity method	21	—	21	77	—	77
Income for the period	1,003	(2)	1,001	2,661	(11)	2,650
ATTRIBUTABLE TO:
Minority interests	53	(3)	50	90	33	123

EQUITY HOLDERS OF THE PARENT	950	1	951	2,571	(44)	2,527

	4Q 2004			JANUARY - DECEMBER 2004
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	843	496	1,339	4,686	303	4,989
Exploration & Production	663	84	747	3,062	(121)	2,941
Refining & Marketing	394	98	492	1,585	70	1,655
Chemicals	71	18	89	262	21	283
Natural gas & Power	89	(19)	70	310	(38)	272
Corporate & others	(374)	315	(59)	(533)	371	(162)
Financial expenses	(169)	75	(94)	(624)	68	(556)
Income of discontinued operations before tax	—	—	—	—		—
Income before income tax and income of associates	674	571	1,245	4,062	371	4,433
Income tax	(462)	36	(426)	(1,627)	96	(1,531)
Share in income of companies carried by the equity method	43	—	43	131		131
Income for the period	255	607	862	2,566	467	3,033
ATTRIBUTABLE TO:
Minority interests	25	1	26	152	(73)	79

EQUITY HOLDERS OF THE PARENT	230	606	836	2,414	540	2,954

(*)	The concepts included as non-recurring income are: (i) all items which, according to Spanish accounting standards, are classified as extraordinary items (The Spanish General Accounting Plan and other regulations applicable to Spanish companies). In this respect, according to Spanish accounting standards, extraordinary items are classified as those outside the realm of the company’s typical activities and not reasonably expected to occur frequently; (ii) income on sale of E&P assets; (iii) currency exchange differences generated by the net cash position in the balance sheet in a currency other than the functional currency used by the subsidiary for its consolidation in the Group’s financial statements; and (v) any similar item referring to operations that are not within the scope of the company’s ordinary activities and which are not expected to take place regularly.

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q04	3Q05	4Q05	2004	2005
Exploration & Production	2,174	2,383	2,753	8,302	9,203
Spain	85	32	58	177	186
ABB	1,236	1,334	1,435	4,859	5,069
Rest of World	853	1,017	1,260	3,266	3,948

Refining & Marketing	7,989	10,376	11,457	32,815	41,298
Spain	5,298	7,140	7,973	22,802	29,052
ABB	1,564	1,907	2,019	6,000	7,217
Rest of World	1,127	1,329	1,465	4,013	5,029

Chemicals	876	1,151	1,138	3,025	4,186
Spain	700	889	844	2,444	3,089
ABB	144	172	169	549	691
Rest of World	32	90	125	32	406

Natural gas & Power	605	642	888	1,991	2,765

Corporate & others	(1,462)	(1,700)	(1,849)	(5,841)	(6,407)

TOTAL	10,182	12,852	14,387	40,292	51,045

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q04	3Q05	4Q05	2004	2005
Exploration & Production	663	1,061	697	3,062	3,246
Spain	23	(3)	9	55	21
ABB	373	530	401	1,855	1,600
Rest of World	267	534	287	1,152	1,625

Refining & Marketing	394	739	590	1,585	2,683
Spain	409	497	572	1,270	1,980
ABB	(26)	180	9	252	563
Rest of World	11	62	9	63	140

Chemicals	71	23	43	262	308
Spain	38	(7)	6	126	77
ABB	33	35	32	136	176
Rest of World	—	(5)	5	—	55

Natural gas & Power	89	94	99	310	389

Corporate & others	(374)	(158)	(68)	(533)	(465)

TOTAL	843	1,759	1,361	4,686	6,161

BREAKDOWN OF REPSOL YPF EBITDA

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q04	3Q05	4Q05	2004	2005
Exploration & Production	1,161	1,486	1,429	4,417	5,153
Spain	20	28	34	32	55
ABB	713	826	758	2,779	2,839
Rest of World	428	632	637	1,606	2,259

Refining & Marketing	678	880	862	2,269	3,332
Spain	550	565	668	1,678	2,278
ABB	86	229	100	475	770
Rest of World	42	86	94	116	284

Chemicals	110	74	110	422	455
Spain	60	28	54	247	219
ABB	45	44	43	170	177
Rest of World	5	2	13	5	59

Natural gas & Power	98	120	117	388	466

Corporate & others	(117)	(62)	(43)	(199)	(267)

TOTAL	1,930	2,498	2,475	7,297	9,139

BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited Figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q04	3Q05	4Q05	2004	2005
Exploration & Production	292	376	1,017	1,185	1,948
Spain	9	3	8	12	12
ABB	220	218	387	731	978
Rest of World	63	155	622	442	958

Refining & Marketing	712	246	290	1,311	995
Spain	259	119	182	634	531
ABB	91	81	77	220	222
Rest of World	362	46	31	457	242

Chemicals	238	73	52	292	170
Spain	27	60	31	72	127
ABB	8	7	13	17	24
Rest of World	203	6	8	203	19

Natural gas & Power	113	80	120	777	457

Corporate & others	62	31	65	182	143

TOTAL	1,417	806	1,544	3,747	3,713

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

		DECEMBER 2004	DECEMBER 2005
	Goodwill	3,204	3,773
	Other intangible assets	693	1,003
	Property, Plant and Equipment	20,303	23,304
A.	Long term financial assets	1,347	1,149
	Other non-current assets	1,184	1,050
	Deferred tax assets	1,099	1,197
	Assets held for sale	83	1
	Current assets	8,185	11,751
B.	Temporary cash investments and cash on hand and in banks	3,595	3,148

	TOTAL ASSETS	39,693	46,376

	Total equity
C.	Attributable to equity holders of the parent	12,806	16,262
D.	Minority interests	424	528
	Long term provisions	2,029	3,068
	Deferred tax liabilities	2,960	3,380
E.	Subsidies and deferred revenues	194	200
F.	Preferred shares	3,386	3,485
G.	Non-current financial debt	7,333	6,236
	Financial lease liabilities	551	590
	Other non-current debt	873	914
H.	Current financial debt	3,142	2,701
	Other current liabilities	5,995	9,012

	TOTAL EQUITY AND LIABILITIES	39,693	46,376

	Financial ratios:

	MARK TO MARKET OF FINANCIAL DERIVATIVES
I.	EXCLUDING EXCHANGE RATE	135	127

J.	NET DEBT (Sum of G+H-A-B+I)	5,398	4,513

	CAPITALIZATION (Sum of C+D+E+F+J)	22,208	24,988

	TOTAL CAPITAL EMPLOYED (Sum of C+D+F+J)	22,014	24,788

	ROACE before non-recurrent liabilities	15.9%	17.7%

STATEMENT OF CASH FLOW

JANUARY -SEPTEMBER 2004 & 2005

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES		JANUARY-SEPTEMBER
	3Q04	3Q05	2004	2005
CASH FLOW FROM OPERATING ACTIVITIES
Net income from continuous operations before financial expenses	843	1,362	4,686	6,161
Adjustments for:
Amortizations	631	683	2,368	2,450
Net provisions	532	465	624	682
Income from non-commercial asset divestments	2	(33)	(21)	(175)
Other adjustments	(78)	(2)	(360)	21

EBITDA	1,930	2,475	7,297	9,139

Changes in working capital	24	(285)	(820)	(1,394)
Dividends received	21	37	42	85
Income taxes paid	(367)	(108)	(2,039)	(1,594)
Provisions used	(76)	(26)	(166)	(180)

	1,532	2,093	4,314	6,056

CASH FLOW FROM INVESTING ACTIVITY
Investment in fixed assets and companies:
Intangible assets	(20)	(67)	(83)	(134)
Property, Plant and Equipment	(818)	(1,400)	(2,392)	(3,173)
Acquisition of shareholding in consolidated companies	(592)	0	(1,083)	(252)
Other non-current assets	13	(77)	(189)	(154)

Total Investments	(1,417)	(1,544)	(3,747)	(3,713)
Divestments	100	199	261	581

	(1,317)	(1,345)	(3,486)	(3,132)

CASH FLOW FROM FINANCING ACTIVITIES
Loans proceeds	1,557	1,354	1,767	2,494
Repayment of loans	(285)	(1,310)	(2,980)	(4,630)
Net interest paid	(164)	(141)	(603)	(556)
Cash and cash equivalent obtained (applied) on derivative financial instr	86	20	102	(79)
Payment of finance leases liabilities	(3)	(3)	(12)	(13)
Subsidies and other non-current liabilities received	23	38	106	65
Subsidies and other non-current liabilities cancelled	15	501	(43)	(265)
Dividend paid	(20)	(28)	(535)	(681)

	1,209	431	(2,198)	(3,665)

Net change in cash and cash equivalent	1,424	1,179	(1,370)	(741)

Cash and cash equivalent at the beginning of the period	1,904	1,543	4,698	3,328

Cash and cash equivalent at the end of the period
Consolidation of new entities	0	0	0	45
Exchange rate effects	0	(82)	0	15

Cash and cash equivalent at the end of the period	3,328	2,640	3,328	2,647

TABLES

OPERATING HIGHLIGHTS

4TH QUARTER 2005

		OPERATING HIGHLIGHTS E&P										% Variation 2005/2004
		2004					2005
	UNITS	1Q	2Q	3Q	4Q	ACCUMULATED	1Q	2Q	3Q	4Q	ACCUMULATED
-HYDROCARBON PRODUCTION	K Boed	1,125	1,179	1,211	1,148	1,166	1,132	1,180	1,157	1,089	1,139	-2.3

Crude and Liquids production	K Boed	580	576	565	549	567	542	542	527	513	531	-6.4
-ABB	K Boed	434	434	430	414	428	408	409	398	380	399	-6.9
-Rest of the world	K Boed	145	141	135	135	139	134	132	130	134	132	-4.8

Natural Gas production	K Boed	545	604	646	599	598	590	638	630	576	608	1.6
-ABB	K Boed	384	448	480	423	434	412	463	464	397	434	0.0
-Rest of the world	K Boed	161	156	166	176	165	178	175	166	179	174	6.0

		OPERATING HIGHLIGHTS CHEMICALS										% Variation 2005/2004
		2004					2005
	UNITS	1Q	2Q	3Q	4Q	ACCUMULATED	1Q	2Q	3Q	4Q	ACCUMULATED
SALES OF PETROCHEMICALS PRODUCTS	Kt	951	983	1,135	1,034	4,104	1,018	1,158	1,228	1,245	4,649	13.3
By tipe of product
-Base petrochemical	Kt	104	116	99	101	420	223	213	256	291	982	133.8
-Spain	Kt	58	69	59	69	255	61	64	64	69	258	1.0
-ABB	Kt	31	31	25	27	114	34	34	52	48	168	47.7
-Rest of the world	Kt	15	16	14	6	51	128	115	139	174	557	986.5

-Derivative petrochemicals	Kt	847	867	1,036	933	3,684	795	945	972	954	3,666	-0.5
-Spain	Kt	283	289	284	279	1,135	254	270	298	274	1,097	-3.4
-ABB	Kt	119	207	273	191	789	97	249	310	278	935	18.4
-Rest of the world	Kt	446	372	479	462	1,760	444	426	364	402	1,635	-7.1

		OPERATING HIGHLIGHTS R&M										% Variation 2005/2004
		2004					2005
	UNITS	1Q	2Q	3Q	4Q	ACCUMULATED	1Q	2Q	3Q	4Q	ACCUMULATED
-CRUDE OIL PROCESSED	M tep	13.0	14.0	14.1	13.8	54.9	13.1	13.5	14.2	14.6	55.3	0.8
-Spain	M tep	8.0	8.8	8.9	8.6	34.3	7.9	8.1	8.8	9.0	33.8	-1.5
-Argentina	M tep	4.2	4.3	4.4	4.2	17.1	4.3	4.3	4.3	4.5	17.4	1.8
-Rest of the world	M tep	0.8	1.0	0.7	1.0	3.5	0.9	1.1	1.1	1.1	4.2	18.9
-SALES OF OIL PRODUCTS	Kt	13,170	13,285	14,121	14,392	54,968	14,131	14,318	14,233	15,258	57,940	5.4
- Sales in Spain	Kt	7,927	8,074	8,409	8,618	33,028	8,285	8,437	8,178	8,731	33,631	1.8
- Own network	Kt	5,173	5,153	5,463	5,536	21,325	5,571	5,235	5,405	5,417	21,628	1.4
- Light products	Kt	4,243	4,120	4,292	4,472	17,127	4,309	4,172	4,260	4,452	17,193	0.4
- Other Products	Kt	930	1,033	1,171	1,064	4,198	1,262	1,063	1,145	965	4,435	5.6
-Other Sales to Domestic Market	Kt	1,556	1,700	1,747	1,807	6,810	1,877	1,857	1,732	1,811	7,277	6.9
- Light Products	Kt	1,146	1,248	1,257	1,313	4,964	1,400	1,368	1,273	1,340	5,381	8.4
- Other Products	Kt	410	452	490	494	1,846	477	489	459	471	1,896	2.7
-Exports	Kt	1,198	1,221	1,199	1,275	4,893	837	1,345	1,041	1,503	4,726	-3.4
- Light Products	Kt	385	451	396	377	1,609	280	485	388	531	1,684	4.7
- Other Products	Kt	813	770	803	898	3,284	557	860	653	972	3,042	-7.4
- Sales in ABB	Kt	3,659	3,633	3,988	3,793	15,073	3,920	3,677	3,910	4,308	15,815	4.9
- Own network	Kt	1,936	2,045	2,091	2,100	8,172	2,194	2,319	2,459	2,530	9,502	16.3
- Light products	Kt	1,551	1,674	1,677	1,738	6,640	1,802	1,887	1,916	2,087	7,692	15.8
- Other Products	Kt	385	371	414	362	1,532	392	432	543	443	1,810	18.1
-Other Sales to Domestic Market	Kt	699	751	643	703	2,796	696	667	631	650	2,644	-5.4
- Light Products	Kt	508	508	429	503	1,948	449	448	391	421	1,709	-12.3
- Other Products	Kt	191	243	214	200	848	247	219	240	229	935	10.3
-Exports	Kt	1,024	837	1,254	990	4,105	1,030	691	820	1,128	3,669	-10.6
- Light Products	Kt	616	558	725	528	2,427	662	384	536	654	2,236	-7.9
- Other Products	Kt	408	279	529	462	1,678	368	307	284	474	1,433	-14.6
-Sales in rest of the world	Kt	1,584	1,578	1,724	1,981	6,867	1,926	2,204	2,145	2,219	8,494	23.7
- Own network	Kt	980	1,048	1,045	970	4,043	1,269	1,388	1,313	1,343	5,313	31.4
- Light products	Kt	798	797	800	839	3,234	1,116	1,191	1,143	1,183	4,633	43.3
- Other Products	Kt	182	251	245	131	809	153	197	170	160	680	-15.9
-Other Sales to Domestic Market	Kt	392	421	494	663	1,969	399	432	351	378	1,560	-20.8
- Light Products	Kt	315	321	420	538	1,594	323	302	285	293	1,203	-24.5
- Other Products	Kt	76	100	74	125	375	76	130	66	85	357	-4.8
-Exports	Kt	213	110	185	348	855	258	384	481	498	1,621	89.6
- Light Products	Kt	10	12	12	36	70	55	96	148	176	475	578.6
- Other Products	Kt	203	98	173	312	785	203	288	333	322	1,146	46.0

-SALES OF OIL PRODUCTS		13,170	13,285	14,121	14,392	54,968	14,131	14,318	14,233	15,258	57,940	5.4
-Total own network	Kt	8,089	8,246	8,599	8,606	33,540	9,034	8,942	9,177	9,290	36,443	8.7
- Light products	Kt	6,593	6,590	6,769	7,049	27,001	7,227	7,250	7,319	7,722	29,518	9.3
- Other products	Kt	1,497	1,655	1,830	1,557	6,539	1,807	1,692	1,858	1,568	6,925	5.9
-Total other sales to Domestic Market	Kt	2,646	2,872	2,884	3,173	11,575	2,972	2,956	2,714	2,839	11,481	-0.8
- Light products	Kt	1,969	2,077	2,106	2,354	8,506	2,172	2,118	1,949	2,054	8,293	-2.5
- Other products	Kt	677	795	778	819	3,069	800	838	765	785	3,188	3.9
-Total Exports	Kt	2,434	2,168	2,638	2,613	9,853	2,125	2,420	2,342	3,129	10,016	1.7
- Light products	Kt	1,011	1,021	1,133	941	4,106	997	965	1,072	1,361	4,395	7.0
- Other products	Kt	1,423	1,147	1,505	1,672	5,747	1,128	1,455	1,270	1,768	5,621	-2.2

LPG
LPG SALES	Kt	938	801	663	815	3,216	998	742	709	895	3,343	3.9
-Sales in Spain	Kt	653	468	319	515	1,955	708	369	316	529	1,921	-1.7
-Sales in ABB	Kt	102	131	128	101	461	98	126	139	107	469	1.7
-Sales in rest of Latan	Kt	156	182	198	174	711	162	195	206	201	763	7.4
-Sales in rest of the world	Kt	27	20	17	25	89	31	52	48	58	198	111.8

ANNEX I

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q05	2Q05	3Q05	4Q05	TOTAL
EBITDA (1)	2,048	2,118	2,498	2,475	9,139
Income from continuous operations before financial expenses	1,466	1,575	1,759	1,361	6,161
Financial expenses	(207)	(169)	(88)	(258)	(722)
Income of discontinued operations before tax	—	—	—	—	—
Income before income tax and income of associates	1,259	1,406	1,671	1,103	5,439
Income tax	(491)	(572)	(689)	(580)	(2,332)
Share in income of companies carried by the equity method	27	29	21	40	117
Income for the period	795	863	1,003	563	3,224

ATTRIBUTABLE TO:

Minority interests	(2)	39	53	14	104

EQUITY HOLDERS OF THE PARENT	797	824	950	549	3,120

NET CASH FLOW (2)	1,511	1,511	1,789	2,263	7,074

	ACCUMULATED FIGURES
	1Q05	2Q05	3Q05	4Q05
EBITDA (1)	2,048	4,166	6,664	9,139
Income from continuous operations before financial expenses	1,466	3,041	4,800	6,161
Financial expenses	(207)	(376)	(464)	(722)
Income of discontinued operations before tax	—
Income before income tax and income of associates	1,259	2,665	4,336	5,439
Income tax	(491)	(1,063)	(1,752)	(2,332)
Share in income of companies carried by the equity method	27	56	77	117
Income for the period	795	1,658	2,661	3,224

ATTRIBUTABLE TO:

Minority interests	(2)	37	90	104

EQUITY HOLDERS OF THE PARENT	797	1,621	2,571	3,120

NET CASH FLOW (2)	1,511	3,022	4,811	7,074

(*)	Repsol YPF, S.A. Company stock consists of 1,220,863,463 shares.
(1)	EBITDA: (Operating income plus amortizations +/- other expense/income not generating movements in cash flow included in operating income, excluding income from sale of non-current assets).
(2)	NET CASH FLOW: (EBITDA - interests paid - income tax paid)

Dollar/euro exchange rate at date of closure of each quarter

1.295 dollars per euro in 1Q05

1.206 dollars per euro in 2Q05

1.204 dollars per euro in 3Q05

1.184 dollars per euro in 4Q05

BREAKDOWN OF REPSOL YPF RESULTS ADJUSTED TO NON RECURRING ITEMS (*)

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	1st QUARTER 2005			JANUARY-MARCH 2005
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,466	17	1,483	1,466	17	1,483
Exploration & Production	633	90	723	633	90	723
Refining & Marketing	653	(17)	636	653	(17)	636
Chemicals	161	(32)	129	161	(32)	129
Natural gas & Power	118	(32)	86	118	(32)	86
Corporate & others	(99)	8	(91)	(99)	8	(91)
Financial expenses	(207)	18	(189)	(207)	18	(189)
Income of discontinued operations before tax	—	—	—	—		—
Income before income tax and income of associates	1,259	35	1,294	1,259	35	1,294
Income tax	(491)	(12)	(503)	(491)	(12)	(503)
Share in income of companies carried by the equity method	27	—	27	27		27
Income for the period	795	23	818	795	23	818
ATTRIBUTABLE TO:
Minority interests	(2)	35	33	(2)	35	33

EQUITY HOLDERS OF THE PARENT	797	(12)	785	797	(12)	785

	2nd QUARTER 2005			JANUARY-JUNE 2005
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,575	(10)	1,565	3,041	7	3,048
Exploration & Production	855	17	872	1,488	107	1,595
Refining & Marketing	701	(21)	680	1,354	(38)	1,316
Chemicals	81	(28)	53	242	(60)	182
Natural gas & Power	78	(18)	60	196	(50)	146
Corporate & others	(140)	40	(100)	(239)	48	(191)
Financial expenses	(169)	(41)	(210)	(376)	(23)	(399)
Income of discontinued operations before tax	—	—	—	—		—
Income before income tax and income of associates	1,406	(51)	1,355	2,665	(16)	2,649
Income tax	(572)	18	(554)	(1,063)	6	(1,057)
Share in income of companies carried by the equity method	29	—	29	56		56
Income for the period	863	(33)	830	1,658	(10)	1,648
ATTRIBUTABLE TO:
Minority interests	39	1	40	37	36	73

EQUITY HOLDERS OF THE PARENT	824	(34)	790	1,621	(46)	1,575

	3rd QUARTER 2005			JANUARY-SEPTEMBER 2005
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,759	55	1,814	4,800	62	4,862
Exploration & Production	1,061	8	1,069	2,549	115	2,664
Refining & Marketing	739	1	740	2,093	(37)	2,056
Chemicals	23	5	28	265	(55)	210
Natural gas & Power	94	—	94	290	(50)	240
Corporate & others	(158)	41	(117)	(397)	89	(308)
Financial expenses	(88)	(56)	(144)	(464)	(79)	(543)
Income of discontinued operations before tax	—	—	—	—		—
Income before income tax and income of associates	1,671	(1)	1,670	4,336	(17)	4,319
Income tax	(689)	(1)	(690)	(1,752)	6	(1,746)
Share in income of companies carried by the equity method	21	—	21	77		77
Income for the period	1,003	(2)	1,001	2,661	(11)	2,650
ATTRIBUTABLE TO:
Minority interests	53	(3)	50	90	33	123

EQUITY HOLDERS OF THE PARENT	950	1	951	2,571	(44)	2,527

	4th QUARTER 2005			JANUARY-DECEMBER 2005
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,361	471	1,832	6,161	533	6,694
Exploration & Production	697	348	1,045	3,246	463	3,709
Refining & Marketing	590	80	670	2,683	43	2,726
Chemicals	43	7	50	308	(48)	260
Natural gas & Power	99	(23)	76	389	(73)	316
Corporate & others	(68)	59	(9)	(465)	148	(317)
Financial expenses	(258)	70	(188)	(722)	(9)	(731)
Income of discontinued operations before tax	—	—	—	—		—
Income before income tax and income of associates	1,103	541	1,644	5,439	524	5,963
Income tax	(580)	(80)	(660)	(2,332)	(74)	(2,406)
Share in income of companies carried by the equity method	40	—	40	117		117
Income for the period	563	461	1,025	3,224	450	3,674
ATTRIBUTABLE TO:
Minority interests	14	12	26	104	45	149

EQUITY HOLDERS OF THE PARENT	549	449	999	3,120	405	3,525

(*)	The concepts included as non-recurring income are: (i) all items that, according to Spanish accounting standards, are classified as extraordinary items (Spanish General Accounting Plan and other standards applicable to Spanish companies). In this respect, extraordinary items under Spanish accounting standards are those which are outside the Company’s typical line of business and are not reasonably expected to occur with any frequency; (ii) income generated on the sale of E&P assets; (iii) currency exchange differences arising due to a net balance sheet position expressed in a currency other than the one generally used by the subsidiaries for consolidation in the group’s income statement; (iv) mark-to-market valuations of financial derivatives; and (v) any other similar item involving activities different from the company’s ordinary activities which are not expected to occur on a regular basis.

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q05	2Q05	3Q05	4Q05	TOTAL
Exploration & Production	1,921	2,146	2,383	2,753	9,203
Spain	28	68	32	58	186
ABB (*)	1,097	1,203	1,334	1,435	5,069
Rest of World	796	875	1,017	1,260	3,948

Refining & Marketing	9,086	10,379	10,376	11,457	41,298
Spain	6,556	7,383	7,140	7,973	29,052
ABB (*)	1,541	1,750	1,907	2,019	7,217
Rest of World	989	1,246	1,329	1,465	5,029

Chemicals	915	982	1,151	1,138	4,186
Spain	653	703	889	844	3,089
ABB (*)	181	169	172	169	691
Rest of World	81	110	90	125	406

Natural gas & Power	678	557	642	888	2,765

Corporate & others	(1,054)	(1,804)	(1,700)	(1,849)	(6,407)

TOTAL	11,546	12,260	12,852	14,387	51,045

	ACCUMULATED FIGURES
	1Q05	2Q05	3Q05	4Q05
Exploration & Production	1,921	4,067	6,450	9,203
Spain	28	96	128	186
ABB (*)	1,097	2,300	3,634	5,069
Rest of World	796	1,671	2,688	3,948

Refining & Marketing	9,086	19,465	29,841	41,298
Spain	6,556	13,939	21,079	29,052
ABB (*)	1,541	3,291	5,198	7,217
Rest of World	989	2,235	3,564	5,029

Chemicals	915	1,897	3,048	4,186
Spain	653	1,356	2,245	3,089
ABB (*)	181	350	522	691
Rest of World	81	191	281	406

Natural gas & Power	678	1,235	1,877	2,765

Corporate & others	(1,054)	(2,858)	(4,558)	(6,407)

TOTAL	11,546	23,806	36,658	51,045

(*)	ABB = Argentina, Bolivia and Brazil

Note: These figures include several reclassifications with respect to those included in the Annex published jointly with note on 1Q2005 results.

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q05	2Q05	3Q05	4Q05	TOTAL
Exploration & Production	633	855	1,061	697	3,246
Spain	6	9	(3)	9	21
ABB	245	424	530	401	1,600
Rest of World	382	422	534	287	1,625

Refining & Marketing	653	701	739	590	2,683
Spain	412	499	497	572	1,980
ABB	213	161	180	9	563
Rest of World	28	41	62	9	140

Chemicals	161	81	23	43	308
Spain	69	9	(7)	6	77
ABB	74	35	35	33	177
Rest of World	18	37	(5)	5	55

Natural gas & Power	118	78	94	99	389

Corporate & others	(99)	(140)	(158)	(68)	(465)

TOTAL	1,466	1,575	1,759	1,361	6,161

	ACCUMULATED FIGURES
	1Q05	2Q05	3Q05	4Q05
Exploration & Production	633	1,488	2,549	3,246
Spain	6	15	12	21
ABB	245	669	1,199	1,600
Rest of World	382	804	1,338	1,625

Refining & Marketing	653	1,354	2,093	2,683
Spain	412	911	1,408	1,980
ABB	213	374	554	563
Rest of World	28	69	131	140

Chemicals	161	242	265	308
Spain	69	78	71	77
ABB	74	109	144	177
Rest of World	18	55	50	55

Natural gas & Power	118	196	290	389

Corporate & others	(99)	(239)	(397)	(465)

TOTAL	1,466	3,041	4,800	6,161

BREAKDOWN OF REPSOL YPF EBITDA

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q05	2Q05	3Q05	4Q05	TOTAL
Exploration & Production	1,058	1,180	1,486	1,429	5,153
Spain	(6)	(1)	28	34	55
ABB	588	667	826	758	2,839
Rest of World	476	514	632	637	2,259

Refining & Marketing	745	845	880	862	3,332
Spain	431	614	565	668	2,278
ABB	243	198	229	100	770
Rest of World	71	33	86	94	284

Chemicals	216	55	74	110	455
Spain	143	(6)	28	54	219
ABB	47	43	44	43	177
Rest of World	26	18	2	13	59

Natural gas & Power	111	118	120	117	466

Corporate & others	(82)	(80)	(62)	(43)	(267)

TOTAL	2,048	2,118	2,498	2,475	9,139

	ACCUMULATED FIGURES
	1Q05	2Q05	3Q05	4Q05
Exploration & Production	1,058	2,238	3,724	5,153
Spain	(6)	(7)	21	55
ABB	588	1,255	2,081	2,839
Rest of World	476	990	1,622	2,259

Refining & Marketing	745	1,590	2,470	3,332
Spain	431	1,045	1,610	2,278
ABB	243	441	670	770
Rest of World	71	104	190	284

Chemicals	216	271	345	455
Spain	143	137	165	219
ABB	47	90	134	177
Rest of World	26	44	46	59

Natural gas & Power	111	229	349	466

Corporate & others	(82)	(162)	(224)	(267)

TOTAL	2,048	4,166	6,664	9,139

BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited Figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q05	2Q05	3Q05	4Q05	TOTAL
Exploration & Production	229	326	376	1,017	1,948
Spain	6	(5)	3	8	12
ABB	156	217	218	387	978
Rest of World	67	114	155	622	958

Refining & Marketing	275	184	246	290	995
Spain	119	111	119	182	531
ABB	22	42	81	77	222
Rest of World	134	31	46	31	242

Chemicals	18	27	73	52	170
Spain	14	22	60	31	127
ABB	2	2	7	13	24
Rest of World	2	3	6	8	19

Natural gas & Power	80	177	80	120	457

Corporate & others	28	19	31	65	143

TOTAL	630	733	806	1,544	3,713

	ACCUMULATED FIGURES
	1Q05	2Q05	3Q05	4Q05
Exploration & Production	229	555	931	1,948
Spain	6	1	4	12
ABB	156	373	591	978
Rest of World	67	181	336	958

Refining & Marketing	275	459	705	995
Spain	119	230	349	531
ABB	22	64	145	222
Rest of World	134	165	211	242

Chemicals	18	45	118	170
Spain	14	36	96	127
ABB	2	4	11	24
Rest of World	2	5	11	19

Natural gas & Power	80	257	337	457

Corporate & others	28	47	78	143

TOTAL	630	1,363	2,169	3,713

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

		2005
		MARCH	JUNE	SEPTEMBER	DECEMBER
	Goodwill	3,436	3,669	3,670	3,773
	Other intangible assets	774	927	951	1,003
	Property, Plant and Equipment	20,797	21,935	22,103	23,304
A.	Long term financial assets	1,329	1,234	1,446	1,149
	Other non-current assets	1,290	1,372	987	1,050
	Deferred tax assets	1,110	1,207	1,291	1,197
	Assets held for sale	45	49	2	1
	Current assets	9,057	9,990	10,768	11,751
B.	Temporary cash investments and cash on hand and in banks	4,245	4,116	1,967	3,148

	TOTAL ASSETS	42,083	44,499	43,185	46,376

	Total equity
C.	Attributable to equity holders of the parent	13,882	14,840	15,866	16,262
D.	Minority interests	415	421	453	528
	Long term provisions	2,159	2,314	2,319	3,068
	Deferred tax liabilities	3,054	3,318	3,266	3,380
E.	Subsidies and deferred revenues	250	237	221	200
F.	Preferred shares	3,416	3,463	3,469	3,485
G.	Non-current financial debt	7,436	7,257	7,050	6,236
	Financial lease liabilities	559	576	572	590
	Other non-current debt	1,129	1,248	1,070	914
H.	Current financial debt	3,195	3,352	1,800	2,701
	Other current liabilities	6,588	7,473	7,099	9,012

I.	MARK TO MARKET OF FINANCIAL DERIVATIVES EXCLUDING EXCHANGE RATE	42,083	44,499	43,185	46,376

J.	NET DEBT (Sum of G+H-A-B+I)	92	151	94	127

	CAPITALIZATION (Sum of C+D+E+F+J)	4,965	5,108	5,343	4,513

	TOTAL CAPITAL EMPLOYED (Sum of C+D+F+J)	22,928	24,069	25,352	24,988

	ROACE before non-recurrent liabilities	22,678	23,832	25,131	24,788

	ROACE antes de no recurrentes	16.7%	16.5%	16.8%	17.6%

STATEMENT OF CASH FLOW

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

Elaborado de acuerdo a Normas Internacionales de Información Financiera

	QUARTERLY FIGURES
	1Q05	2Q05	3Q05	4Q05	TOTAL
CASH FLOW FROM OPERATING ACTIVITIES
Net income from continuous operations before financial expenses	1,466	1,575	1,758	1,362	6,161
Adjustments for:
Amortizations	555	586	626	683	2,450
Net provisions	41	50	126	465	682
Income from non-commercial asset divestments	(64)	(58)	(20)	(33)	(175)
Other adjustments	50	(35)	8	(2)	21

EBITDA	2,048	2,118	2,498	2,475	9,139
Changes in working capital	(36)	(323)	(750)	(285)	(1,394)
Dividends received	11	25	12	37	85
Income taxes paid	(376)	(537)	(573)	(108)	(1,594)
Provisions used	(49)	(24)	(81)	(26)	(180)

	1,598	1,259	1,106	2,093	6,056

CASH FLOW FROM INVESTING ACTIVITY
Investment in fixed assets and companies:
Intangible assets	(8)	(22)	(37)	(67)	(134)
Property, Plant and Equipment	(482)	(592)	(699)	(1,400)	(3,173)
Acquisition of shareholding in consolidated companies	(115)	(107)	(30)	0	(252)
Other non-current assets	(25)	(12)	(40)	(77)	(154)

Total Investments	(630)	(733)	(806)	(1,544)	(3,713)
Divestments	150	109	123	199	581

	(480)	(624)	(683)	(1,345)	(3,132)

CASH FLOW FROM FINANCING ACTIVITIES
Loans proceeds	528	192	420	1,354	2,494
Repayment of loans	(583)	(786)	(1,951)	(1,310)	(4,630)
Net interest paid	(172)	(95)	(148)	(141)	(556)
Cash and cash equivalent obtained (applied) on derivative financial instruments	(31)	(28)	(40)	20	(79)
Payment of finance leases liabilities	(4)	(3)	(3)	(3)	(13)
Subsidies and other non-current liabilities received	8	8	11	38	65
Subsidies and other non-current liabilities cancelled	(160)	(5)	(601)	501	(265)
Dividend paid	(305)	(40)	(308)	(28)	(681)

	(719)	(757)	(2,620)	431	(3,665)

Net change in cash and cash equivalent	399	(122)	(2,197)	1,179	(741)

Cash and cash equivalent at the beginning of the period	3,328	3,762	3,767	1,538	3,321

Other change in cash and cash equivalent
Other affiliates	8	32	5	0	45
Exchange rate	27	95	(37)	(70)	22
Cash and cash equivalent at the end of the period	3,762	3,767	1,538	2,647	2,647

	ACCUMULATED FIGURES
	1Q05	2Q05	3Q05	4Q05
CASH FLOW FROM OPERATING ACTIVITIES
Net income from continuous operations before financial expenses	1,466	3,041	4,799	6,161
Adjustments for:
Amortizations	555	1,141	1,767	2,450
Net provisions	41	91	217	682
Income from non-commercial asset divestments	(64)	(122)	(142)	(175)
Other adjustments	50	15	23	21

EBITDA	2,048	4,166	6,664	9,139
Changes in working capital
Dividends received	(36)	(359)	(1,109)	(1,394)
Income taxes paid	11	36	48	85
Provisions used	(376)	(913)	(1,486)	(1,594)
	(49)	(73)	(154)	(180)

	1,598	2,857	3,963	6,056

CASH FLOW FROM INVESTING ACTIVITY
Investment in fixed assets and companies:
Intangible assets	(8)	(30)	(67)	(134)
Property, Plant and Equipment	(482)	(1,074)	(1,773)	(3,173)
Acquisition of shareholding in consolidated companies	(115)	(222)	(252)	(252)
Other non-current assets	(25)	(37)	(77)	(154)

Total Investments	(630)	(1,363)	(2,169)	(3,713)
Divestments	150	259	382	581

	(480)	(1,104)	(1,787)	(3,132)

CASH FLOW FROM FINANCING ACTIVITIES
Loans proceeds	528	720	1,140	2,494
Repayment of loans	(583)	(1,369)	(3,320)	(4,630)
Net interest paid	(172)	(267)	(415)	(556)
Cash and cash equivalent obtained (applied) on derivative financial instruments	(31)	(59)	(99)	(79)
Payment of finance leases liabilities	(4)	(7)	(10)	(13)
Subsidies and other non-current liabilities received	8	16	27	65
Subsidies and other non-current liabilities cancelled	(160)	(165)	(766)	(265)
Dividend paid	(305)	(345)	(653)	(681)

	(719)	(1,476)	(4,096)	(3,665)

Net change in cash and cash equivalent	399	277	(1,920)	(741)

Cash and cash equivalent at the beginning of the period	3,328	3,328	3,328	3,328

Other change in cash and cash equivalent
Other affiliates	8	40	45	45
Exchange rate	27	122	85	15

Cash and cash equivalent at the beginning of the period	3,762	3,767	1,538	2,647

Note: These figures include several reclassifications with respect to those included in the Annex published

ANNEX-II

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q04	2Q04	3Q04	4Q04	TOTAL
EBITDA (1)	1,626	1,795	1,946	1,930	7,297
Income from continuous operations before financial expenses	1,402	1,195	1,246	843	4,686
Financial expenses	(206)	(147)	(102)	(169)	(624)
Income of discontinued operations before tax	—	—	—	—	—
Income before income tax and income of associates	1,196	1,048	1,144	674	4,062
Income tax	(400)	(368)	(397)	(462)	(1,627)
Share in income of companies carried by the equity method	35	19	34	43	131
Income for the period	831	699	781	255	2,566

ATTRIBUTABLE TO:

Minority interests	119	9	(1)	25	152

EQUITY HOLDERS OF THE PARENT	712	690	782	230	2,414

NET CASH FLOW (2)	1,250	556	1,471	1,420	4,697

	QUARTERLY FIGURES
	1Q04	2Q04	3Q04	4Q04
EBITDA (1)	1,626	3,421	5,367	7,297
Income from continuous operations before financial expenses	1,402	2,597	3,843	4,686
Financial expenses	(206)	(353)	(455)	(624)
Income of discontinued operations before tax	—	—	—	—
Income before income tax and income of associates	1,196	2,244	3,388	4,062
Income tax	(400)	(768)	(1,165)	(1,627)
Share in income of companies carried by the equity method	35	54	88	131
Income for the period	831	1,530	2,311	2,566

ATTRIBUTABLE TO:

Minority interests	119	128	127	152

EQUITY HOLDERS OF THE PARENT	712	1,402	2,184	2,414

NET CASH FLOW (2)	1,250	1,806	3,277	4,697

(*)	Repsol YPF, S.A. Company stock consists of 1,220,863,463 shares.
(1)	EBITDA: (Operating income plus amortizations +/- other expense/income not generating movements in cash flow included in operating income, excluding income from sale of non-current assets).
(2)	NET CASH FLOW: (EBITDA - interests paid - income tax paid)

Dollar/euro exchange rate at date of closure of each quarter

1.221 dollars per euro in 1Q04

1.217 dollars per euro in 2Q04

1.234 dollars per euro in 3Q04

1.354 dollars per euro in 4Q04

BREAKDOWN OF REPSOL YPF RESULTS ADJUSTED TO NON RECURRING ITEMS (*)

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	1st QUARTER 2004			JANUARY-MARCH 2004
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,402	(296)	1,106	1,402	(296)	1,106
Exploration & Production	979	(283)	696	979	(283)	696
Refining & Marketing	309	(2)	307	309	(2)	307
Chemicals	40	(1)	39	40	(1)	39
Natural gas & Power	90	(13)	77	90	(13)	77
Corporate & others	(16)	3	(13)	(16)	3	(13)
Financial expenses	(206)	31	(175)	(206)	31	(175)
Income of discontinued operations before tax	—	—	—	—		—
Income before income tax and income of associates	1,196	(265)	931	1,196	(265)	931
Income tax	(400)	79	(321)	(400)	79	(321)
Share in income of companies carried by the equity method	35	—	35	35		35
Income for the period	831	(186)	645	831	(186)	645
ATTRIBUTABLE TO:
Minority interests	119	(105)	14	119	(105)	14

EQUITY HOLDERS OF THE PARENT	712	(81)	631	712	(81)	631

	2nd QUARTER 2004			JANUARY-JUNE 2004
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,195	48	1,243	2,597	(248)	2,349
Exploration & Production	678	35	713	1,657	(248)	1,409
Refining & Marketing	454	(7)	447	763	(9)	754
Chemicals	56	2	58	96	1	97
Natural gas & Power	58	(2)	56	148	(15)	133
Corporate & others	(51)	20	(31)	(67)	23	(44)
Financial expenses	(147)	(10)	(157)	(353)	21	(332)
Income of discontinued operations before tax	—	—	—	—		—
Income before income tax and income of associates	1,048	38	1,086	2,244	(227)	2,017
Income tax	(368)	(11)	(379)	(768)	68	(700)
Share in income of companies carried by the equity method	19	—	19	54		54
Income for the period	699	27	726	1,530	(159)	1,371
ATTRIBUTABLE TO:
Minority interests	9	14	23	128	(91)	37

EQUITY HOLDERS OF THE PARENT	690	13	703	1,402	(68)	1,334

	3rd QUARTER 2004			JANUARY-SEPTEMBER 2004
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,246	55	1,301	3,843	(193)	3,650
Exploration & Production	742	43	785	2,399	(205)	2,194
Refining & Marketing	428	(19)	409	1,191	(28)	1,163
Chemicals	95	2	97	191	3	194
Natural gas & Power	73	(4)	69	221	(19)	202
Corporate & others	(92)	33	(59)	(159)	56	(103)
Financial expenses	(102)	(28)	(130)	(455)	(7)	(462)
Income of discontinued operations before tax	—	—	—	—		—
Income before income tax and income of associates	1,144	27	1,171	3,388	(200)	3,188
Income tax	(397)	(8)	(405)	(1,165)	60	(1,105)
Share in income of companies carried by the equity method	34	—	34	88		88
Income for the period	781	19	800	2,311	(140)	2,171
ATTRIBUTABLE TO:
Minority interests	(1)	17	16	127	(74)	53

EQUITY HOLDERS OF THE PARENT	782	2	784	2,184	(66)	2,118

	4th QUARTER 2004			JANUARY-DECEMBER 2004
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	843	496	1,339	4,686	303	4,989
Exploration & Production	663	84	747	3,062	(121)	2,941
Refining & Marketing	394	98	492	1,585	70	1,655
Chemicals	71	18	89	262	21	283
Natural gas & Power	89	(19)	70	310	(38)	272
Corporate & others	(374)	315	(59)	(533)	371	(162)
Financial expenses	(169)	75	(94)	(624)	68	(556)
Income of discontinued operations before tax	—	—	—	—		—
Income before income tax and income of associates	674	571	1,245	4,062	371	4,433
Income tax	(462)	36	(426)	(1,627)	96	(1,531)
Share in income of companies carried by the equity method	43	—	43	131		131
Income for the period	255	607	862	2,566	467	3,033
ATTRIBUTABLE TO:
Minority interests	25	1	26	152	(73)	79

EQUITY HOLDERS OF THE PARENT	230	606	836	2,414	540	2,954

(*)	The concepts included as non-recurring income are: (i) all items that, according to Spanish accounting standards, are classified as extraordinary items (Spanish General Accounting Plan and other standards applicable to Spanish companies). In this respect, extraordinary items under Spanish accounting standards are those which are outside the Company’s typical line of business and are not reasonably expected to occur with any frequency; (ii) income generated on the sale of E&P assets; (iii) currency exchange differences arising due to a net balance sheet position expressed in a currency other than the one generally used by the subsidiaries for consolidation in the group’s income statement; (iv) mark-to-market valuations of financial derivatives; and (v) any other similar item involving activities different from the company’s ordinary activities which are not expected to occur on a regular basis.

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q04	2Q04	3Q04	4Q04	TOTAL
Exploration & Production	2,106	1,891	2,131	2,174	8,302
Spain	25	34	33	85	177
ABB (*)	1,353	1,069	1,201	1,236	4,859
Rest of World	728	788	897	853	3,266

Refining & Marketing	7,792	8,333	8,701	7,989	32,815
Spain	5,411	5,799	6,294	5,298	22,802
ABB (*)	1,369	1,465	1,602	1,564	6,000
Rest of World	1,012	1,069	805	1,127	4,013

Chemicals	634	689	826	876	3,025
Spain	525	565	654	700	2,444
ABB (*)	109	124	172	144	549
Rest of World	—	—	—	32	32

Natural gas & Power	493	418	475	605	1,991

Corporate & others	(1,351)	(1,363)	(1,665)	(1,462)	(5,841)

TOTAL	9,674	9,968	10,468	10,182	40,292

	ACCUMULATED FIGURES
	1Q04	2Q04	3Q04	4Q04
Exploration & Production	2,106	3,997	6,128	8,302
Spain	25	59	92	177
ABB (*)	1,353	2,422	3,623	4,859
Rest of World	728	1,516	2,413	3,266

Refining & Marketing	7,792	16,125	24,826	32,815
Spain	5,411	11,210	17,504	22,802
ABB (*)	1,369	2,834	4,436	6,000
Rest of World	1,012	2,081	2,886	4,013

Chemicals	634	1,323	2,149	3,025
Spain	525	1,090	1,744	2,444
ABB (*)	109	233	405	549
Rest of World	—	—	—	32

Natural gas & Power	493	911	1,386	1,991

Corporate & others	(1,351)	(2,714)	(4,379)	(5,841)

TOTAL	9,674	19,642	30,110	40,292

(*)	ABB = Argentina, Bolivia and Brazil

Note: These figures include several reclassifications with respect to those included in the Annex published jointly with note on 1Q2005 results.

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q04	2Q04	3Q04	4Q04	TOTAL
Exploration & Production	979	678	742	663	3,062
Spain	15	—	17	23	55
ABB	692	358	432	373	1,855
Rest of World	272	320	293	267	1,152

Refining & Marketing	309	454	428	394	1,585
Spain	225	327	309	409	1,270
ABB	75	107	96	(26)	252
Rest of World	9	20	23	11	63

Chemicals	40	56	95	71	262
Spain	19	24	45	38	126
ABB	21	32	50	33	136
Rest of World	—	—	—	—	—

Natural gas & Power	90	58	73	89	310

Corporate & others	(16)	(51)	(92)	(374)	(533)

TOTAL	1,402	1,195	1,246	843	4,686

	ACCUMULATED FIGURES
	1Q04	2Q04	3Q04	4Q04
Exploration & Production	979	1,657	2,399	3,062
Spain	15	15	32	55
ABB	692	1,050	1,482	1,855
Rest of World	272	592	885	1,152

Refining & Marketing	309	763	1,191	1,585
Spain	225	552	861	1,270
ABB	75	182	278	252
Rest of World	9	29	52	63

Chemicals	40	96	191	262
Spain	19	43	88	126
ABB	21	53	103	136
Rest of World				—

Natural gas & Power	90	148	221	310

Corporate & others	(16)	(67)	(159)	(533)

TOTAL	1,402	2,597	3,843	4,686

BREAKDOWN OF REPSOL YPF EBITDA

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q04	2Q04	3Q04	4Q04	TOTAL
Exploration & Production	1,029	1,046	1,181	1,161	4,417
Spain	9	5	(2)	20	32
ABB	654	658	754	713	2,779
Rest of World	366	383	429	428	1,606

Refining & Marketing	432	595	564	678	2,269
Spain	309	414	405	550	1,678
ABB	103	148	138	86	475
Rest of World	20	33	21	42	116

Chemicals	81	96	135	110	422
Spain	52	57	78	60	247
ABB	29	39	57	45	170
Rest of World	—	—	—	5	5

Natural gas & Power	104	87	99	98	388

Corporate & others	(20)	(29)	(33)	(117)	(199)

TOTAL	1,626	1,795	1,946	1,930	7,297

	ACCUMULATED FIGURES
	1Q04	2Q04	3Q04	4Q04
Exploration & Production	1,029	2,075	3,256	4,417
Spain	9	14	12	32
ABB	654	1,312	2,066	2,779
Rest of World	366	749	1,178	1,606

Refining & Marketing	432	1,027	1,591	2,269
Spain	309	723	1,128	1,678
ABB	103	251	389	475
Rest of World	20	53	74	116

Chemicals	81	177	312	422
Spain	52	109	187	247
ABB	29	68	125	170
Rest of World	—	—	—	5

Natural gas & Power	104	191	290	388

Corporate & others	(20)	(49)	(82)	(199)

TOTAL	1,626	3,421	5,367	7,297

BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited Figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q04	2Q04	3Q04	4Q04	TOTAL
Exploration & Production	280	306	307	292	1,185
Spain	—	3	—	9	12
ABB	158	179	174	220	731
Rest of World	122	124	133	63	442

Refining & Marketing	130	256	213	712	1,311
Spain	96	130	149	259	634
ABB	22	53	54	91	220
Rest of World	12	73	10	362	457

Chemicals	17	18	19	238	292
Spain	15	14	16	27	72
ABB	2	4	3	8	17
Rest of World	—	—	—	203	203

Natural gas & Power	428	50	186	113	777

Corporate & others	16	19	85	62	182

TOTAL	871	649	810	1,417	3,747

	ACCUMULATED FIGURES
	1Q04	2Q04	3Q04	4Q04
Exploration & Production	280	586	893	1,185
Spain	—	3	3	12
ABB	158	337	511	731
Rest of World	122	246	379	442

Refining & Marketing	130	386	599	1,311
Spain	96	226	375	634
ABB	22	75	129	220
Rest of World	12	85	95	457

Chemicals	17	35	54	292
Spain	15	29	45	72
ABB	2	6	9	17
Rest of World	—			203

Natural gas & Power	428	478	664	777

Corporate & others	16	35	120	182

TOTAL	871	1,520	2,330	3,747

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

		2004
		MARCH	JUNE	SEPTEMBER	DECEMBER
	Goodwill	3,225	3,212	3,284	3,204
	Other intangible assets	679	685	704	693
	Property, Plant and Equipment	20,785	20,793	20,681	20,303
A.	Long term financial assets	968	951	999	1,347
	Other non-current assets	1,189	1,273	1,428	1,184
	Deferred tax assets	1,031	1,037	1,177	1,099
	Assets held for sale	43	41	47	83
	Current assets	6,872	7,130	7,813	8,185
B.	Temporary cash investments and cash on hand and in banks	2,887	2,526	2,249	3,595

	TOTAL ASSETS	37,679	37,648	38,382	39,693

	Total equity
C.	Attributable to equity holders of the parent	11,999	12,736	13,437	12,806
D.	Minority interests	489	477	450	424
	Long term provisions	1,169	1,194	1,226	2,029
	Deferred tax liabilities	3,345	3,408	3,373	2,960
E.	Subsidies and deferred revenues	199	195	222	194
F.	Preferred shares	3,428	3,435	3,433	3,386
G.	Non-current financial debt	8,022	7,819	6,219	7,333
	Financial lease liabilities	401	397	391	551
	Other non-current debt	820	911	1,068	873
H.	Current financial debt	1,713	1,839	3,264	3,142
	Other current liabilities	6,094	5,237	5,299	5,995

I.	MARK TO MARKET OF FINANCIAL DERIVATIVES EXCLUDING EXCHANGE RATE	37,679	37,648	38,382	39,693

J.	NET DEBT (Sum of G+H-A-B+I)	210	160	188	135

	CAPITALIZATION (Sum of C+D+E+F+J)	5,670	6,021	6,047	5,398

	TOTAL CAPITAL EMPLOYED (Sum of C+D+F+J)	21,785	22,864	23,589	22,208

	ROACE before non-recurrent liabilities	21,586	22,669	23,367	22,014

	ROACE antes de no recurrentes	14.4%	14.7%	15.0%	15.9%

STATEMENT OF CASH FLOW

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

Elaborado de acuerdo a Normas Internacionales de Información Financiera

	QUARTERLY FIGURES
	1Q04	2Q04	3Q04	4Q04	TOTAL
CASH FLOW FROM OPERATING ACTIVITIES
Net income from continuous operations before financial expenses	1,402	1,194	1,247	843	4,686
Adjustments for:
Amortizations	550	563	624	631	2,368
Net provisions	3	30	59	532	624
Income from non-commercial asset divestments	(8)	(4)	(11)	2	(21)
Other adjustments	(321)	12	27	(78)	(360)

EBITDA	1,626	1,795	1,946	1,930	7,297
Changes in working capital	(66)	(173)	(605)	24	(820)
Dividends received	2	13	6	21	42
Income taxes paid	(162)	(1,162)	(348)	(367)	(2,039)
Provisions used	(47)	(13)	(30)	(76)	(166)

	1,353	460	969	1,532	4,314

CASH FLOW FROM INVESTING ACTIVITY
Investment in fixed assets and companies:
Intangible assets	(16)	(16)	(31)	(20)	(83)
Property, Plant and Equipment	(440)	(555)	(579)	(818)	(2,392)
Acquisition of shareholding in consolidated companies	(358)	(3)	(130)	(592)	(1,083)
Other non-current assets	(57)	(75)	(70)	13	(189)

Total Investments	(871)	(649)	(810)	(1,417)	(3,747)
Divestments	49	26	86	100	261

	(822)	(623)	(724)	(1,317)	(3,486)

CASH FLOW FROM FINANCING ACTIVITIES
Loans proceeds	109	10	91	1,557	1,767
Repayment of loans	(2,428)	(165)	(102)	(285)	(2,980)
Net interest paid	(216)	(90)	(133)	(164)	(603)
Cash and cash equivalent obtained (applied) on derivative financial instruments	24	0	(8)	86	102
Payment of finance leases liabilities	(3)	(3)	(3)	(3)	(12)
Subsidies and other non-current liabilities received	26	31	26	23	106
Subsidies and other non-current liabilities cancelled	(21)	(13)	(24)	15	(43)
Dividend paid	(249)	(19)	(247)	(20)	(535)

	(2,758)	(249)	(400)	1,209	(2,198)

Net change in cash and cash equivalent	(2,227)	(412)	(155)	1,424	(1,370)

Cash and cash equivalent at the beginning of the period	4,698	2,471	2,059	1,904	4,698

Cash and cash equivalent at the end of the period	2,471	2,059	1,904	3,328	3,328

	ACCUMULATED FIGURES
	1Q04	2Q04	3Q04	4Q04
CASH FLOW FROM OPERATING ACTIVITIES
Net income from continuous operations before financial expenses	1,402	2,596	3,843	4,686
Adjustments for:
Amortizations	550	1,113	1,737	2,368
Net provisions	3	33	92	624
Income from non-commercial asset divestments	(8)	(12)	(23)	(21)
Other adjustments	(321)	(309)	(282)	(360)

EBITDA	1,626	3,421	5,367	7,297
Changes in working capital	(66)	(239)	(844)	(820)
Dividends received	2	15	21	42
Income taxes paid	(162)	(1,324)	(1,672)	(2,039)
Provisions used	(47)	(60)	(90)	(166)

	1,353	1,813	2,782	4,314

CASH FLOW FROM INVESTING ACTIVITY
Investment in fixed assets and companies:
Intangible assets	(16)	(32)	(63)	(83)
Property, Plant and Equipment	(440)	(995)	(1,574)	(2,392)
Acquisition of shareholding in consolidated companies	(358)	(361)	(491)	(1,083)
Other non-current assets	(57)	(132)	(202)	(189)

Total Investments	(871)	(1,520)	(2,330)	(3,747)
Divestments	49	75	161	261

	(822)	(1,445)	(2,169)	(3,486)
CASH FLOW FROM FINANCING ACTIVITIES
Loans proceeds	109	119	210	1,767
Repayment of loans	(2,428)	(2,593)	(2,695)	(2,980)
Net interest paid	(216)	(306)	(439)	(603)
Cash and cash equivalent obtained (applied) on derivative financial instruments	24	24	16	102
Payment of finance leases liabilities	(3)	(6)	(9)	(12)
Subsidies and other non-current liabilities received	26	57	83	106
Subsidies and other non-current liabilities cancelled	(21)	(34)	(58)	(43)
Dividend paid	(249)	(268)	(515)	(535)

	(2,758)	(3,007)	(3,407)	(2,198)

Net change in cash and cash equivalent	(2,227)	(2,639)	(2,794)	(1,370)

Cash and cash equivalent at the beginning of the period	4,698	4,698	4,698	4,698

Cash and cash equivalent at the beginning of the period	2,471	2,059	1,904	3,328

Note: These figures include several reclassifications with respect to those included in the Annex published

0 2005 Full Year PRELIMINARY RESULTS WEBCAST-CONFERENCE CALL 14.00 H CET February, 24th 2006 Item 3

1
Disclaimer
This presentation contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewable businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorization of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. For a further discussion of the factors that could affect our future results, see “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended
December 31st, 2004 on file with the US Securities Exchange Commission.
In particular, this announcement also contains statements regarding revisions to previous estimates of the proved oil and gas reserves of Repsol YPF and the estimated financial impact of these revisions. These revisions are being made in connection with the estimation of proved reserves at December 31, 2005. In addition, the audit committee of Repsol YPF is conducting an independent review of the circumstances regarding these revisions. The estimation of proved reserves involves complex judgments, including judgments about expected economic, technical and other operating conditions, and are subject to a variety of factors, many of which are beyond Repsol
YPF´s control. These factors include but are not limited to changes in oil and gas prices, geological and operating data derived from exploration and production activities, technological developments, budgeting, investment and other financial decisions that we and other oil and gas companies may make, political events generally, changes in the applicable political, legal, regulatory and tax environments in which we operate, environmental risks, project delay or advancement, and technical factors associated with the exploration and production of hydrocarbons. In addition, the statements contained in this announcement or prior dates may be revised in light of the results of the independent review being conducted by the audit committee.
Cautionary Cautionary Note Note to to US US
Investors:
Investors:
The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

2 HIGHLIGTHS First Year On The Job Antonio Brufau Chairman & CEO Antonio Brufau Antonio Brufau Chairman & CEO Chairman & CEO

3 December 31, 2004 71% 29% 35% 65% Revisions Liquids Gas 71% of revisions are gas 34% 66% December 31, 2005 Reserves revision Reserves Revision

4
Reserves revisions
• Proved reserves at end-2005 expected to be revised downward by 1,254 Mboe
(a) Includes 621 Mboe relating to the minority interest of Empresa Petrolera Andina, S.A.
(b) Includes 333 Mboe relating to the minority interest of Empresa Petrolera Andina, S.A.
(c) All reserves as of December 31st, 2004  were audited according to the triennial plan started in 2002
(b)
(a)
(c)
Economic and Financial Impact:  €37 million in 2005
Reserves revision
Reserves Revision
Mboe
Argentina Bolivia RoW Total
December 31, 2004 2,364 1,309 1,253 4,926
Revisions (509) (659) (86) (1,254)

5 Reserves Revision
Update on latest developments:
•
Internal review in progress (independent Law firm King & Spalding)
•
All public information filed to the SEC, the Spanish CNMV and the
Argentinean CNV the day of the announcement
•
We do not expect any further negative revision on closing of 2005
Reserves revision
I will discuss personally all issues surrounding reserves revision
I will discuss personally all issues surrounding reserves revision once the review has been concluded
once the review has been concluded

6 Reserves Revision
During 2006 we will externally audit the remaining 47% of
the fields. Among these:
•
Fields operated by third parties: Brazil, Dubai and T&T (20% of the total reserves of the company and already externally audited in 2004)
•
Fields operated by Repsol YPF:  North Africa and Venezuela (ex-Mene
Grande and Barrancas, already externally audited in 2005)
Reserves revision

7
•
In E&P (ex-ABB)
New organization in place: new skilled staff incorporated in the Company
Building on our presence in the Caribbean:
4th
Train and acquisition of TSP
fields in T&T, and new agreement with PDVSA in Venezuela.
Growth E&P in North Africa: low risk exploration in Gassi Touil and a positive track record in exploration in Libya
Development of a third core area: acquisition of 10% of West Siberian
Resources in the Russian Federation
Improvement in exploration: addition of 200 MBOE of contingent resources through discoveries and 50% success rate in exploration outside of ABB
First year on the job
Highlights
Commitment with our 2005-2009 Strategy Plan

8
First year on the job
Highlights
•
In LNG…
Creation of Midstream company with Gas Natural SDG
Strengthening our gas position in Southern Cone through the Camisea LNG project
(Peru)
Re-gasification plant in Canaport (Canada)
Gassi Touil on track, accelerating exploration program
•
In ABB…
The challenge is to manage transition from domestic pricing to international conditions
In Argentina we are capturing a positive net refining and marketing margin and in gas prices we see steady price increases.
In Bolivia we want to introduce business rationality
In Brazil the Albacora Leste field will start production soon and we have accessed important exploration blocks in the 7th Round
Commitment with our 2005-2009 Strategy Plan

9 Highlights
•
In DOWNSTREAM…
Update of Downstream strategy
Establish a more integrated and complex refining system in the Iberian
Peninsula
Increasing topping capacity
Commitments with our 2005-2009 Strategy Plan
First year on the job

10 2005 FY Results Antonio Brufau Chairman & CEO Antonio Brufau Antonio Brufau Chairman & CEO Chairman & CEO

11

0
1.000
2.000
3.000
Jan-Dec 05
2005 Results: initial considerations
FY 2005 Results
Change in accounting treatment of the taxation of the Libyan operations
Previous
criterion
2005
PBT
Corp. tax
=  Net Income
+ PBT   =
Net Inc.
= Net Income
- Corporate tax
2005
criterion
+ PBT
Libyan Corporate Tax: 594  million €
3,246
E&P Operating
Income rest of
the World
O. I. from Libya
Tax from Libya
2,334

12
9,0
9.0
8.6
7.3
7.9
5.9
5.5
3.5
0
5
10
1Q 04 2Q 04 3Q 04 4Q 04 1Q 05 2Q 05 3Q 05 4Q 05
32
35
42
44
48
52
62
57
0
35
70
1Q 04 2Q 04 3Q 04 4Q 04 1Q 05 2Q 05 3Q 05 4Q 05
2005 Highlights
Trading environment
•
Strength of international oil & gas prices
•
Record refining margins
•
Stronger US dollar
•
Higher tax rate
$/bbl
$/bbl
Brent prices
Brent Brent prices prices
Refining Margins
Refining Refining Margins Margins
FY 2005 Results

13
Million Euro
2005 FY results
Net Income
Net Income
Net Income
Adj. Net Income
Adj. Net Income
Adj. Net Income
2,414
3,120
0
1.300
2.600
Jan.-Dec. 04 Jan.-Dec. 05
3,525
2,954
0
1.300
2.600
Jan.-Dec. 04 Jan.-Dec. 05
FY 2005 Results

14
Million Euro
Income from operations
Income from operations
Income from operations
Adj. Income from operations
Adj. Income from operations
Adj. Income from operations
2005 FY results
4,686
6,161
0
2.250
4.500
6.750
Jan-Dec 04 Jan-Dec 05
6,694
4,989
0
2.250
4.500
6.750
Jan-Dec 04 Jan-Dec 05
FY 2005 Results

15
2005 FY results
Income from operations
Income from operations
Income from operations
FY 2005 Results
4,686
6,161
+1,278
+756
-338
+286
-56
+8
-460
0
1000
2000
3000
4000
5000
6000
7000
8000
Dec. 04 Oil & Gas prices Down Margins Volume / Mix Inventories € / $ Exploration
expenses
Non-recurrent Dec. 05
Million €

16
Upstream results
Income from operations
Income from operations
Income from operations
Million Euro
Upstream results
Adj. Income from operations
Adj. Income from operations
Adj. Income from operations
3,062
3,246
1.500
2.500
3.500
Jan-Dec 04 Jan-Dec 05
2,941
3,709
1.000
2.000
3.000
4.000
Jan-Dec 04 Jan-Dec 05

17
Hydrocarbon Production
Liquids Gas
Reported
Reported
Reported
(KBOE/D)
•
Production drop in Argentina
•
Higher gas production in Bolivia
•
Higher production in T & T
•
Start-up production in new Libyan
fields
0
600
1.200
Jan-Dec 04 Jan-Dec 05
1,166
1,139
Upstream results

18
Liquids realization prices
30.9
37.1
0
20
40
Jan-Dec 04 Jan-Dec 05
•
Higher reference oil prices
•
Higher export taxes in
Argentina
•
Higher internal discount on
international prices in
Argentina
$/Bbl
Jan - Dec
Jan -
Jan -
Dec
Dec
Upstream results

19
US$/Mscf
Group Average
Group Average
Group Average
1.29
1.60
0,00
0,80
1,60
Jan-Dec 04 Jan-Dec 05
1.34
1.07
0,00
0,80
1,60
Jan-Dec 04 Jan-Dec 05
Gas realization prices
Argentina
Argentina
Argentina
Upstream results

20
Upstream
Reserves
(MBOE)
Proved Reserves
Proved Reserves
Proved Reserves
Conversion Factor Gas 1 Boe = 5.615scf
Liquids Gas
1.683
3.243
1.178
2.150
1.254
25
47
416
2004 Incorporations Revisiones Acquisitions/Divestments Production 2005
Additions
Acq/Div  Production
2005
Revisions
2004

21
Downstream results
R&M Income from operations
R&M Income from operations
R&M Income from operations
•
High refining margins
•
Lower than usual LPG and marketing
margins in Europe
•
Weak Marketing & LPG margins in
Europe
•
Negative Marketing margins in Argentina
•
Mid-cycle levels for Petrochemicals
Million Euro
Downstream results
1,585
2,683
0
1.000
2.000
3.000
Jan-Dec 04 Jan-Dec 05

22
TOTAL SALES
TOTAL SALES
TOTAL SALES
55.0
57.9
40
50
60
Jan-Dec 04 Jan-Dec 05
MARKETING
MARKETING
LPG
LPG
3,22
3,34
2,5
3,0
3,5
Jan-Dec 04 Jan-Dec 05
Downstream results
Million Tons
Downstream results

23
Chemical results
262
308
0
100
200
300
Jan-Dec 04 Jan-Dec 05
Income from operations
Income from operations
Income from operations
Million Euro
Sales
Sales
Sales
4.1
4.6
3,0
3,5
4,0
4,5
5,0
Jan-Dec 04 Jan-Dec 05
Downstream results
Million Tons

24 Gas and Power 310 389 0 100 200 300 400 Jan-Dec 04 Jan-Dec 05 Income from operations Income from operations Income from operations Million Euro Downstream results

25 2005 Financial Evolution

26
Financial Evolution
Net debt variation
813
681
4,513
5,398
7,074
3,132
1,563
2000
4000
6000
8000
10000
12000
December, 31
2005
Net Investments
December, 31
2004
After tax
cash-flow
Exchange rate
variation
Dividends
Million euro
Variation of
working capital
and others

27
4,513
4,965
6,021
6,047
5,108
5,492
5,670
5,398
5,343
18.1
21.1
21.2
21.7
24.3
25.9
26.5
26.1 26.5
3000
3500
4000
4500
5000
5500
6000
6500
7000
dec-03 mar-04 jun-04 sep-04 dec-04 mar-05 jun-05 sep-05 dec-05
16
18
20
22
24
26
28
30
32
Net Debt Net Debt Ratio
Net Debt Ratio
Dec.05:
18.1%
Net Debt/ Capitalization
Net Financial Debt
Million euro
Financial Evolution

Net debt/Capital employed
30%
20%
(Net debt+Preferred shares) /
Capital Employed
26.5%
24.3%
45%
35%
43%
39.6%
2003 2004
2003
2004
Target
Band
32%
2005
2005
18.2%
Achieving gearing targets rescaled under IFRS metrics
Delivering financial commitments
Financial Evolution
28

29

16
95
13
100
200
300
400
500
600
700
800
Full year
2005
Net Interest and
Preferred
dividends
Full-year
2004
Market valuation
derivatives and FX
differences
Interest accretion to
provisions and others
Financial Charges
Million euro
Financial Evolution

30
Financial Evolution
Financial Ratios
Million euro
NET DEBT
NET DEBT/BOOK CAPITALIZATION (%)
BOOK CAPITALIZATION
EBITDA
NET DEBT / EBITDA
AFTER TAX CASH-FLOW
AFTER TAX CASH-FLOW / NET DEBT  (%)
EBITDA / NET INTEREST + DIVIDENDS PREFERRED
NET INTEREST EXPENSES
NET INTEREST EXPENSES + DIVIDENDS PREFERRED
EBITDA / NET INTEREST
24.31%
5,398
22,208
7,297
0.74
4,697
87.01%
13.1
379
END
2004
557
19.3
18.06%
4,513
24,988
9,139
0.49
7,074
156.75%
15.9
394
END
2005
573
23.2

31 CONCLUSIONS

32
•
2005 a year of strong operating performance:
Important reserves revision
Implementation of new organization
Definition of a new strategic plan
Optimistic outlook in refining
•
UPSTREAM:
Set basis for future growth
Progress in LNG projects
•
ABB:
Gas price increases
•
DOWSTREAM:
Strong business with way for improvement
CONCLUSIONS

33
REPSOL YPF:  A SOLID COMPANY
REPSOL YPF:  A SOLID COMPANY
•
Sound asset base     Able to generate a strong cash flow
•
Large market shares   Able to achieve high return
•
Good portfolio for long term projects  Guarantee our future
•
Strong financial situation  Allow weather out any adeverse scenario
•
Dedicated set of professionals
CONCLUSIONS
CREATING SHAREHOLDER VALUE IN THE FUTURE
CREATING SHAREHOLDER VALUE IN THE FUTURE

34
Spain
Pº Castellana 278-280
28046 Madrid (Spain)
Tel: 34 913 48 55 48
Fax: 34 913 48 87 77
2005
2005
Full Year
Full Year
PRELIMINARY RESULTS
PRELIMINARY RESULTS
USA
1330 Lake Robbins Drive.
The Woodlands,
TX 77380 (USA)
Tel: 1 281 681 7242
Fax: 1 281 681 7271
E-mail: INVERSORES@repsolypf.com
Website: www.repsolypf.com
Investor Relations
Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: February 27, 2006	By:	/s/ Luis Mañas
	Name:	Luis Mañas
	Title:	Chief Financial Officer